    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 5, 2001

                                      REGISTRATION STATEMENT NO. 333-___________
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          WATSON PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


            NEVADA                                              95-3872914
(STATE OR OTHER JURISDICTION OF                              (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NO.)


                                311 BONNIE CIRCLE
                            CORONA, CALIFORNIA 92880
                                 (909) 270-1400
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                    INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                             ROBERT C. FUNSTEN, ESQ.
                             SENIOR VICE PRESIDENT,
                          GENERAL COUNSEL AND SECRETARY
                          WATSON PHARMACEUTICALS, INC.
                                311 BONNIE CIRCLE
                            CORONA, CALIFORNIA 92880
                                 (909) 270-1400
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    COPY TO:

                                 CHARLES K. RUCK
                                LATHAM & WATKINS
                        650 TOWN CENTER DRIVE, 20TH FLOOR
                        COSTA MESA, CALIFORNIA 92626-1925
                                 (714) 540-1235

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             CALCULATION OF REGISTRATION FEE

==============================================================================================================
                                                          PROPOSED         PROPOSED MAXIMUM      AMOUNT OF
     TITLE OF EACH CLASS OF           AMOUNT TO       MAXIMUM OFFERING    AGGREGATE OFFERING    REGISTRATION
   SECURITIES TO BE REGISTERED    BE REGISTERED(1)    PRICE PER SHARE(2)       PRICE(2)             FEE
--------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0033
per share                         2,839,306 shares         $46.81          $132,907,913.86       $33,227.00
==============================================================================================================

(1) The shares of common stock set forth in the Calculation of Registration Fee Table, and which may be offered pursuant to this registration statement, include, pursuant to Rule 416 under the Securities Act, such additional number of shares of the registrant's common stock as may be issuable as a result of any stock splits, stock dividends or similar events.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the registrant's common stock as reported on the New York Stock Exchange on January 4, 2001.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED JANUARY 5, 2001

PROSPECTUS


                                2,839,306 SHARES

                          WATSON PHARMACEUTICALS, INC.

                                  COMMON STOCK

                               -------------------


        Of the 2,839,306 shares of which this prospectus relates to, we issued 2,776,500 shares of our common stock to the shareholders of Makoff R&D Laboratories, Inc. ("Makoff") in connection with the acquisition of all outstanding shares of Makoff on November 15, 2000; and we issued 62,806 shares of our common stock to Jerome Stevens Pharmaceuticals, Inc. ("Jerome Stevens") under a Stock Acquisition Agreement dated October 16, 2000. This prospectus may be used by former shareholders of Makoff or by Jerome Stevens to resell the common stock received by them in the transactions.

        Our common stock is traded on the New York Stock Exchange under the symbol "WPI". On January 4, 2001, the last reported sale price for our common stock on the New York Stock Exchange was $46.75 per share.

        INVESTING IN WATSON COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                               -------------------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



               The date of this prospectus is _________ __, ____.

                                    TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----
 PROSPECTUS SUMMARY................................................... 1
 RISK FACTORS......................................................... 2
 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.................10
 INCORPORATION BY REFERENCE...........................................11
 USE OF PROCEEDS......................................................12
 PRICE RANGE OF COMMON STOCK..........................................12
 DIVIDEND POLICY......................................................12
 DESCRIPTION OF CAPITAL STOCK.........................................12
 SELLING SECURITYHOLDERS..............................................12
 PLAN OF DISTRIBUTION.................................................14
 LEGAL MATTERS........................................................16
 EXPERTS..............................................................16
 HOW TO OBTAIN MORE INFORMATION.......................................16
 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS................................................17

                                   PROSPECTUS SUMMARY

WATSON PHARMACEUTICALS, INC.

        Watson is a pharmaceutical company primarily engaged in the development, production, marketing and distribution of both branded and off-patent pharmaceutical products. It was incorporated in January 1985, and has grown, through internal product development and synergistic acquisitions of products and businesses, into a diversified specialty pharmaceutical company that currently markets over 100 branded and off-patent products. Watson is also engaged, both internally and under collaborative agreements with other parties, in the development of advanced drug delivery systems primarily designed to enhance therapeutic benefits of pharmaceutical products.

        Our principal executive offices are located at 311 Bonnie Circle, Corona, California 92880-2882.

ACQUISITION OF MAKOFF R&D LABORATORIES, INC.

        On November 15, 2000, we completed the acquisition of all outstanding capital stock of Makoff R&D Laboratories, Inc., a developer, licensor and marketer of medical foods and pharmaceutical products related to the management of kidney disease, located in Marina del Rey, California. The purchase price was approximately $155 million based on the closing price of Watson common stock on the closing date of the acquisition, of which 255,107 shares of our common stock were escrowed to pay contingent indemnification obligations and any expenses of the Makoff shareholder representative. The purchase price consisted of 2,521,393 shares of our common stock, which we issued to the shareholders of Makoff, and our assumption of options to purchase 12,000 shares of Makoff common stock, which have been converted into options to purchase 23,466 shares of Watson common stock.

        Under the Agreement and Plan of Merger dated as of October 5, 2000 among Watson, Watson Acquisition Corp. No. 1 (a wholly-owned subsidiary of Watson) and Makoff, we agreed to register the resale of the shares of our common stock issued in connection with the Makoff acquisition transaction. The merger was treated as a pooling-of-interests for accounting and financial reporting purposes and qualified as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. Under the pooling-of-interests method of accounting, the recorded assets and liabilities of Watson and Makoff will be carried forward in the combined company at their recorded amounts, the operating results of the combined company will include the operating results of Watson and Makoff for the entire fiscal year in which the combination occurs, and the reported operating results of the separate companies for prior periods will be combined and restated as the operating results of the combined company. (See "Supplemental Financial Statements" on page F-1 of this prospectus.)

        Each of the following individuals, prior to the acquisition of Makoff on November 15, 2000, held the following position with Makoff: Rhoda Makoff, Chairman, Chief Executive Officer, President and Director; Dwight Makoff, Secretary and Director; Robert G. Weitzman, Chief Financial Officer; Jur Strobos, Vice President-Clinical and Regulatory; Greg Little, Vice President-Sales and Marketing; and Gregory Makoff, Director.

        All of the shares received by the selling securityholders in connection with the Makoff acquisition transaction were "restricted securities" under the Securities Act prior to this registration.

STOCK ACQUISITION BY JEROME STEVENS PHARMACEUTICALS, INC.

        On October 16, 2000 we entered into an exclusive worldwide agreement with Jerome Stevens Pharmaceuticals, Inc. to market and distribute Jerome Stevens' NDA (New Drug Application) approved form of levothyroxine sodium, USP tablets. In connection with that agreement, Watson issued to Jerome Stevens 62,806 shares of Watson Common Stock pursuant to a stock acquisition agreement.

        Under the stock acquisition agreement, we agreed to register the resale of the shares of our common stock issued to Jerome Stevens. All of the shares received by Jerome Stevens under the stock acquisition agreement were issued as "restricted securities" under the Securities Act prior to this registration.

                                      RISK FACTORS

        Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected and the trading price of our common stock could decline. You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below.

                 RISKS ASSOCIATED WITH INVESTING IN WATSON COMMON STOCK

AS PART OF WATSON'S BUSINESS STRATEGY, WATSON INTENDS TO PURSUE TRANSACTIONS THAT MAY CAUSE IT TO EXPERIENCE SIGNIFICANT CHARGES TO EARNINGS THAT MAY ADVERSELY AFFECT ITS STOCK PRICE AND FINANCIAL CONDITION.

        Watson regularly reviews potential transactions related to technologies, products or product rights and businesses complementary to Watson's business. Such transactions could include, but are not limited to, mergers, acquisitions, strategic alliances, licensing agreements or co-promotion agreements. In the future, Watson may choose to enter into such transactions at any time. During the fourth quarter of 2000, Watson will record a special, one-time charge for certain Makoff merger and related expenses, in an amount not yet determinable, that will include transaction costs for professional fees and severance, contract termination and asset impairment costs. Depending upon the nature of any transaction, Watson may experience significant charges to earnings, which could be material, and could possibly have an adverse impact upon the market price of Watson's common stock. For example, in connection with the TheraTech, Inc. merger in January 1999, Watson recorded merger-related expenses of $20.5 million in the first quarter of 1999. In addition, in connection with the Schein Pharmaceutical, Inc. ("Schein") merger in August 2000, Watson announced on September 12, 2000, that its earnings per share would be adversely affected for the third and fourth quarters of 2000 and the first quarter of 2001 due to lower than anticipated product sales of Schein, aggressive generic pricing competition in Watson's branded dermatology line and higher than anticipated goodwill and operating expenses associated with the Schein merger. Total product rights, other identifiable intangible assets and goodwill amortization from the Schein merger aggregated approximately $900 million (generally amortized over a 20-year period). In the third quarter of 2000, Watson recorded a charge of $115 million related to the Schein merger for purchased, in-process research and development expenses.

        At its December 20, 2000 board meeting, the Financial Accounting Standards Board ("FASB") reached a tentative decision that purchased goodwill should not be amortized; rather it should be reviewed and accounted for using an impairment approach. Under this approach, goodwill would be reviewed for impairment, that is, written down and expensed against earnings, only in the periods in which the recorded value of goodwill is more than its fair value. Separately recognized, non-goodwill intangible assets with a definite life would continue to be accounted for under an amortization approach. The FASB plans to publish a revised Exposure Draft in the first quarter of 2001 for a 30-day comment period. A new statement is expected to be issued in the second quarter of 2001. Under the FASB's tentative new statement, goodwill amortization expense would be eliminated in future periods, however, if the fair value of Watson's goodwill is determined at some future date to be less than its recorded value, a charge to earnings may be required. Such a charge may be in an amount that is material to the company's results of operations and net worth.

WATSON'S STOCK PRICE HAS EXPERIENCED SUBSTANTIAL VOLATILITY, WHICH MAY AFFECT YOUR ABILITY TO SELL THE STOCK AT AN ADVANTAGEOUS PRICE.

        The market price of Watson common stock has been and may continue to be volatile. For example, the market price of Watson common stock has fluctuated during the past twelve months between $33.68 per share and $71.50 per share and may continue to fluctuate. Therefore, especially if you have a short-term investment horizon, the volatility may affect your ability to sell your Watson stock at an advantageous price. Market price fluctuations in Watson's stock may be due to acquisitions or other material public announcements, along with a variety of additional factors including, without limitation:

-    new product introductions,

-    the purchasing practices of Watson's customers,

-    changes in the degree of competition for Watson's products,

- the announcement of technological innovations or new commercial products by Watson or its competitors,

-    changes in governmental regulation affecting Watson's business environment,

- regulatory issues, including but not limited to, receipt of new drug approvals from the FDA, compliance with FDA or other agency regulations, or the lack or failure of either of the foregoing,

-    the issuance of new patents or other proprietary rights,

-    the announcement of earnings,

-    the loss of key personnel,

- the inability to acquire sufficient supplies of finished products or raw materials,

-    litigation and/or threats of litigation,

- failure or delay in meeting milestones in collaborative arrangements expected to result in revenues,

-    unanticipated expenses from joint ventures not under the control of Watson,

- publicity regarding actual or potential clinical results with respect to products Watson has under development, and

- political developments or proposed legislation in the pharmaceutical or healthcare industry.

        These and similar factors have had and could in the future have a significant impact on the market price of Watson's common stock. Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against Watson, regardless of the outcome or the merits of the action, it could result in substantial costs and a diversion of Watson's management's attention and resources. This could have a material adverse effect on Watson's business, results of operations and financial condition.

INVESTORS SHOULD NOT LOOK TO DIVIDENDS AS A SOURCE OF INCOME.

        Watson has not paid any cash dividends since inception. In addition, Watson does not anticipate paying cash dividends in the foreseeable future. Consequently, any economic return to a stockholder will be derived, if at all, from appreciation in the price of Watson's stock, and not as a result of dividend payments.

WATSON MAY ISSUE ADDITIONAL EQUITY SECURITIES, WHICH WOULD LEAD TO DILUTION OF YOUR OWNERSHIP INTEREST.

        In April 1998, Watson filed a shelf registration statement with the SEC which allows it to raise up to $300 million from offerings of senior or subordinated debt securities, common stock, preferred stock or a combination thereof, at such times and in such amounts as Watson deems appropriate. To date, Watson has issued $150 million in senior unsecured notes pursuant to such registration statement. These securities may be used to acquire technology, products, product rights and businesses, reduce or retire existing indebtedness, among other purposes. The issuance of additional equity securities or securities convertible into equity securities for these or other purposes would result in dilution of existing stockholders' equity interests in Watson.

        Watson is authorized to issue, without stockholder approval, one or more preferred series of stock, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of Watson common stock. The Watson board of directors has the authority to issue, without vote or action of stockholders, shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of Watson common stock. The Watson board of directors has no present intention of issuing any such preferred series, but reserves the right to do so in the future.

        In addition, Watson is authorized to issue, without stockholder approval, common stock. For example, in connection with the Makoff acquisition and the Jerome Stevens transaction, Watson issued shares of its common stock to the shareholders of Makoff and to Jerome Stevens without stockholder approval.

                RISKS ASSOCIATED WITH INVESTING IN THE BUSINESS OF WATSON

IN ORDER TO REMAIN PROFITABLE AND CONTINUE TO GROW AND DEVELOP WATSON'S BUSINESS, WATSON IS DEPENDENT ON SUCCESSFUL PRODUCT DEVELOPMENT AND COMMERCIALIZATION OF NEWLY DEVELOPED PRODUCTS. IF WATSON IS UNABLE TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE NEW PRODUCTS, ITS OPERATING RESULTS WILL SUFFER.

        Watson's future results of operations will depend to a significant extent upon its ability to successfully commercialize new branded and off-patent pharmaceutical products in a timely manner. These new products must be continually developed, tested and manufactured and, in addition, must meet regulatory standards and receive requisite regulatory approvals in a timely manner. Products currently in development by Watson may or may not receive the regulatory approvals necessary for marketing by Watson or other third-party partners. Furthermore, the development and commercialization process is time-consuming and costly. If any of Watson's products, if and when acquired or developed and approved, cannot be successfully or timely commercialized, Watson's operating results could be adversely affected. This risk particularly exists with respect to the development of proprietary products because of the uncertainties, higher costs and lengthy time frames associated with research and development of such products and the inherent unproven market acceptance of such products. Delays or unanticipated costs in any part of the process or the inability of Watson to obtain regulatory approval for its products, including failure to maintain its manufacturing facilities in compliance with all applicable regulatory requirements, could adversely affect Watson's operating results. Watson cannot guarantee any investment it makes in developing products will be recouped, even if Watson is successful in commercializing those products.

WATSON IS DEPENDENT ON KEY PERSONNEL FOR ITS CONTINUED GROWTH AND DEVELOPMENT. LOSS OF SUCH KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON WATSON.

        The success of Watson's present and future operations will depend, to a significant extent, upon the experience, abilities and continued services of certain of its executive officers. In this regard, Allen Chao, Ph.D., Chairman, Chief Executive Officer and President of Watson, was diagnosed with very early stage stomach cancer in 1999. Subsequently, he underwent successful surgery and voluntarily completed a course of chemotherapy which he elected to undertake to better ensure a complete and thorough recovery. Dr. Chao has since reported that his recovery is complete and his physicians have declared him cancer-free. Although Watson has other senior management personnel, a significant loss of the services of Dr. Chao or other key personnel could have a material adverse effect on Watson. Watson has entered into employment agreements with all of its senior executive officers, including Dr. Chao. Watson does not carry key-man life insurance on any of its officers.

IF WATSON IS UNABLE TO ADEQUATELY PROTECT ITS TECHNOLOGY OR ENFORCE ITS PATENTS, WATSON MAY BE LESS ABLE TO SUCCESSFULLY EXPLOIT SUCH TECHNOLOGY OR USE SUCH PATENTS TO SECURE AN ADVANTAGE OVER ITS COMPETITORS.

        Although Watson has not experienced significant problems to date, Watson's success with the patented brand name products that Watson has developed may depend in part on its ability to obtain patent protection for such products. Watson currently has a number of U.S. and foreign patents issued and pending. However, if Watson's patent applications are not approved, or, if approved, if such patents are not upheld in a court of law, it may reduce Watson's ability to competitively exploit its patented products. Also, such patents may or may not provide competitive advantages for their respective products or they may be challenged or circumvented by competitors, in which case Watson's ability to commercially exploit these products may be diminished.

        Watson also relies on trade secrets and proprietary know-how that Watson seeks to protect, in part, through confidentiality agreements with its partners, customers, employees and consultants. It is possible that these agreements will be breached or that they will not be enforceable in every instance, and that Watson will not have adequate remedies for any such breach. It is also possible that Watson's trade secrets will become known or independently developed by competitors.

FROM TIME TO TIME WATSON MAY NEED TO RELY ON LICENSES TO PROPRIETARY TECHNOLOGIES, WHICH MAY BE DIFFICULT OR EXPENSIVE TO OBTAIN.

        Watson may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market products. If Watson is unable to timely obtain these licenses on commercially reasonable terms, Watson's ability to commercially exploit its products may be inhibited or prevented.

PATENT, TRADEMARK AND COPYRIGHT LITIGATION IS BECOMING MORE WIDESPREAD AND CAN BE EXPENSIVE AND MAY DELAY OR PREVENT ENTRY OF WATSON'S PRODUCTS, ESPECIALLY GENERICS, INTO THE MARKET.

        Litigation concerning patents, trademarks, copyrights and proprietary technologies can be protracted and expensive. Additionally, pharmaceutical companies with patented brand products are increasingly suing companies that produce off-patent generic forms of their patented brand name products for alleged patent and/or copyright infringement or other violations of intellectual property rights which may delay or prevent the entry of such a generic product into the market. For instance, when an abbreviated new drug application, or ANDA, is filed with the U.S. Food and Drug Administration, or FDA, for approval of a generic drug, Watson may certify that any patent listed by the FDA as covering the generic product will expire in which case, the ANDA will not become effective until the expiration of such patent(s). On the other hand, Watson could certify that any patent listed as covering the generic drug is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the ANDA is filed. In that case, Watson is required to notify the branded product holder or the patent holder that such patent is not infringed or is invalid. The patent holder has forty-five (45) days from receipt of the notice in which to sue for patent infringement. The FDA is then prevented from approving Watson's ANDA for 30 months after receipt of the notice unless a shorter period is deemed appropriate by the authority of a court. Since a large part of Watson's business involves the marketing and development of off-patent products, there is a risk that such a brand company may sue us for alleged patent, trademark and/or copyright infringement or other violations of intellectual property rights. The outcome of litigation is inherently uncertain. Litigation may be costly and time consuming, and could result in a substantial delay or prevention of the introduction of Watson's products, any of which could have a material adverse effect on its business, financial condition, cash flows, or results of operations.

AS A PART OF ITS BUSINESS STRATEGY, WATSON PLANS TO CONTINUE MAKING ACQUISITIONS OF BUSINESSES. INHERENT IN THIS PRACTICE IS A RISK THAT WATSON MAY EXPERIENCE DIFFICULTY INTEGRATING THE BUSINESSES OF COMPANIES THAT IT HAS ACQUIRED INTO ITS OPERATIONS, WHICH WOULD BE DISRUPTIVE TO ITS MANAGEMENT AND OPERATIONS.

        The merger of two companies involves the integration of two businesses that have previously operated independently. Difficulties encountered in integrating two businesses could have a material adverse effect on the operating results or financial condition of the combined company's business. As a result of uncertainty following a merger and during the integration process, Watson could experience disruption in its business or employee base. There is also a risk that key employees of a merged company may seek employment elsewhere, including with competitors. If Watson and a merger partner are not able to successfully blend their products and technology to create the advantages that the merger is intended to create, it may affect Watson's results of operations, its ability to develop and introduce new products and the market price of Watson's shares. Furthermore, there may be overlap between the products or customers of Watson and the merged company that may create conflicts in relationships or other commitments detrimental to the integrated businesses. For example, on September 12, 2000, Watson announced that its earnings per share would be adversely affected for the third and fourth quarters of 2000 and the first quarter of 2001 due to lower than anticipated product sales of Schein, aggressive generic pricing competition in Watson's branded dermatology line and higher than anticipated goodwill and operating expenses associated with the Schein merger.

        In addition, as a result of acquiring businesses or entering into other significant transactions, Watson has experienced, and will likely continue to experience, significant charges to earnings for merger and related expenses that may include transaction costs, closure costs or acquired in-process research and development charges. These costs may include substantial fees for investment bankers, attorneys, accountants and financial printing costs and severance and other closure costs associated with the elimination of duplicate or discontinued products, operations and facilities. These charges could have a material adverse effect on the results of operations for particular quarterly or annual periods, however Watson would not expect such charges to have a material adverse effect upon its financial condition.

IF WATSON IS UNABLE TO OBTAIN SUFFICIENT SUPPLIES FROM KEY SUPPLIERS THAT IN SOME CASES MAY BE THE ONLY SOURCE OF FINISHED PRODUCTS OR RAW MATERIALS, THEN WATSON'S ABILITY TO DELIVER ITS PRODUCTS TO THE MARKET MAY BE IMPEDED.

        Some materials used in Watson's manufactured products, and some products sold by Watson, are currently available only from sole or limited suppliers. This includes products that have historically accounted for a significant portion of Watson's revenues. In the event an existing supplier should lose its regulatory status as an approved source, Watson would attempt to locate a qualified alternative; however, it may be unable to obtain the required components or products on a timely basis or at commercially reasonable prices. From time to time, certain of Watson's outside suppliers have experienced regulatory or supply-related difficulties that have inhibited their ability to deliver products to Watson. To the extent such difficulties cannot be resolved within a reasonable time, and at reasonable cost, the resulting delay could have a material adverse effect on Watson. Watson's arrangements with foreign suppliers are subject to certain additional risks, including the availability of government clearances, export duties, political instability, currency fluctuations and restrictions on the transfer of funds.

        For example, Rhone-Poulenc Rorer, Inc. and its affiliates, or RPR, were Watson's sole supplier of Dilacor XR(R) and its generic equivalent, diltiazem. In this regard, RPR agreed to supply Watson with all of its requirements for Dilacor XR(R) and its generic equivalent through June 2000. For this purpose, RPR designated as its contract manufacturer Centeon LLC. In August 1998, Centeon ceased its manufacturing operations after an FDA inspection. Since that time, Centeon has not manufactured any Dilacor XR(R) or its generic equivalent. RPR's failure to provide Watson with an adequate and reliable supply of generic diltiazem caused Watson's customers to seek generic diltiazem from its competitors. It is generally commercially impracticable to regain lost market share for a generic product. Although Watson has subsequently negotiated a new supply agreement for Dilacor XR(R) with a new supplier, under the pricing structure in that agreement, it is not commercially practicable to obtain generic diltiazem from that manufacturer. As a result, Watson does not anticipate any further sales of generic diltiazem. On August 4, 1999, Watson filed suit against RPR and certain of its affiliates for their failure to fulfill supply obligations to Watson for Dilacor XR(R) and its generic equivalent, among other claims. In late 1999, RPR and its affiliates merged with Hoechst Marion Roussel, Inc. and its affiliates to form Aventis. Watson is unable to predict the likelihood of the outcome of the litigation against Aventis.

GOVERNMENT ACTIONS IN CONNECTION WITH THIRD-PARTY REIMBURSEMENT PROGRAMS MAY ADVERSELY AFFECT WATSON'S BUSINESS.

        Recently, there has been enhanced political attention and governmental scrutiny at the federal and state levels of the prices paid or reimbursed for pharmaceutical products under Medicaid, Medicare and other government programs. In November 1999, Schein, a wholly-owned subsidiary of Watson acquired in August 2000, was informed by the U.S. Department of Justice that it, along with several other pharmaceutical companies, is a defendant in a qui tam action brought in 1995 under the U.S. False Claims Act currently pending in the Federal District Court for the Southern District of Florida. As of the date hereof, Schein has not been served in this action. A qui tam action is a civil lawsuit brought by an individual for an alleged violation of a federal statute, in which the Department of Justice has the right to intervene and take over the prosecution of the lawsuit at its option. The Department of Justice has not yet intervened in that action. Pursuant to applicable federal law, the qui tam action is under seal and no details are available concerning the name of the plaintiff, the various theories of liability or the amount of damages sought from any of the defendants. Schein believes that the matter relates to whether allegedly improper price reporting by pharmaceutical manufacturers led to increased payments by Medicare and/or Medicaid. The qui tam action may seek to recover damages from Schein based on its price reporting practices. Schein has also received notices or subpoenas from the attorneys general of various states including Florida, Nevada, New York and Texas indicating investigations and possible lawsuits relating to pharmaceutical pricing issues and whether allegedly improper efforts by pharmaceutical manufactures led to increased payments by Medicare and/or Medicaid. Other state and federal inquiries regarding pricing and reimbursements issues are anticipated. Any actions which may be instituted to recover damages from Schein based on its price reporting practices, if successful, could adversely affect Watson and may have a material adverse effect on our business results of operations and financial condition.

        In order to assist us in commercializing products, we have obtained from government authorities and private health insurers and other organizations, such as HMOs and MCOs, authorization to receive reimbursement at varying levels for the cost of certain products and related treatments. Third party payors increasingly challenge pricing of pharmaceutical products. The trend toward managed healthcare in the United States, the growth of organizations such as HMOs and MCOs and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand. Such cost containment measures and healthcare reform could affect our ability to sell our products and may have a material adverse effect on our business, results of operations and financial condition. Due to the uncertainty surrounding reimbursement of newly approved pharmaceutical products, reimbursement may not be available for some of Watson's products. Additionally, any reimbursement granted may not be maintained or limits on reimbursement available from third-party payors may reduce the demand for, or negatively effect the price of, those products and could have a material adverse effect on our business, results of operations and financial condition.

FEDERAL REGULATION OF ARRANGEMENTS BETWEEN MANUFACTURERS OF BRAND-NAME AND GENERIC DRUGS COULD AFFECT WATSON.

        Recently the Federal Trade Commission announced its intention to conduct a study of whether brand-name and generic drug manufacturers have entered into agreements, or have used other strategies, to delay competition from generic versions of patent-protected drugs. The FTC's announcement, and subsequent study, could affect the manner in which generic drug manufacturers resolve intellectual property litigation with branded pharmaceutical companies, and could result generally in an increase in private-party litigation against pharmaceutical companies. For example, Watson and its subsidiary, The Rugby Group, Inc., have been named in a number of lawsuits seeking to recover on behalf of various classes of plaintiffs in connection with an allegedly anticompetitive arrangement between Bayer AG and its affiliates, Barr Laboratories, Inc., Hoechst Marrion Roussel (HMR) and The Rugby Group concerning Bayer's Cipro(R) product and its generic equivalent. The arrangement in question was entered into prior to Watson's acquisition of The Rugby Group from HMR, and Watson believes that to the extent liability exists, if at all, it is entitled to indemnification from HMR for the defense of such cases and for any liability that may arise out of such cases. However, the impact of the FTC's study, and the potential private-party lawsuits associated with arrangements between brand-name and generic drug manufacturers is uncertain, and could have an adverse effect on Watson.

WATSON DOES NOT MANUFACTURE THE ACTIVE PHARMACEUTICAL INGREDIENTS USED IN THE PREPARATION OF ITS PRODUCTS AND IS DEPENDENT ON THIRD PARTIES FOR THE ACTIVE INGREDIENT USED IN ITS PRODUCTS.

        The principal components of Watson's products are active and inactive pharmaceutical ingredients. Watson does not manufacture the active pharmaceutical ingredients used in the preparation of its products. Instead, Watson purchases these active pharmaceutical ingredients from both domestic and international sources. The FDA requires pharmaceutical manufacturers to identify in their drug applications the supplier(s) of all the raw materials for its products. If raw materials for a particular product become unavailable from an approved supplier specified in a drug application, any delay in the required FDA approval of a substitute supplier could interrupt manufacture of the product. The qualification of a new supplier could materially and adversely affect Watson's profit margins and market share for the product, as well as delay Watson's development and marketing efforts. To the extent practicable, Watson attempts to identify more than one supplier in each drug application. However, many raw materials are available only from a single source and, in many of Watson's drug applications, only one supplier of raw materials has been identified, even in instances where multiple sources exist. Any interruption of supply could have a material adverse effect on Watson's ability to manufacture its products. In addition, Watson obtains a significant portion of its raw materials from foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, FDA regulation, various import duties and other government clearances. Acts of governments outside the United States may affect the price or availability of raw materials needed for the development or manufacture of generic drugs. In addition, recent changes in patent laws in jurisdictions outside the United States may make it increasingly difficult to obtain raw materials for research and development prior to the expiration of the applicable U.S. patents. There can be no assurance that Watson will establish or, if established, maintain good relationships with its suppliers or that such suppliers will continue to supply ingredients in conformity with legal or regulatory requirements.

THE TESTING, MARKETING AND SALE OF WATSON'S PRODUCTS INVOLVES THE RISK OF PRODUCT LIABILITY CLAIMS BY CONSUMERS AND OTHER THIRD PARTIES, AND INSURANCE AGAINST SUCH POTENTIAL CLAIMS IS EXPENSIVE.

        The design, development and manufacture of Watson's products involve an inherent risk of product liability claims and associated adverse publicity. Insurance coverage is expensive and may be difficult to obtain, and may not be available in the future on acceptable terms, or at all. Although Watson currently maintains product liability insurance for its products in the amounts it believes to be commercially reasonable, if the coverage limits of these insurance policies are not adequate, a claim brought against Watson, whether covered by insurance or not, could have a material adverse effect upon Watson's financial condition and/or results of operations and cash flows.

               RISKS RELATING TO INVESTING IN THE PHARMACEUTICAL INDUSTRY

EXTENSIVE INDUSTRY REGULATION HAS HAD, AND WILL CONTINUE TO HAVE, A SIGNIFICANT IMPACT ON WATSON'S BUSINESS, ESPECIALLY ITS PRODUCT DEVELOPMENT AND MANUFACTURING CAPABILITIES.

        All pharmaceutical companies, including Watson, are subject to extensive, complex, costly and evolving regulation by the federal government, principally the U.S. Food and Drug Administration and to a lesser extent by the U.S. Drug Enforcement Agency and state government agencies. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of Watson's products.

        Watson is subject to periodic inspection of its facilities, procedures and operations and/or the testing of its products by the FDA, the DEA and other authorities, which conduct periodic inspections to confirm that Watson is in compliance with all applicable regulations. In addition, the FDA conducts pre-approval and post-approval reviews and plant inspections to determine whether systems and processes of Watson are in compliance with current good manufacturing practices, or cGMP, and other FDA regulations.

        Following such inspections, the FDA may issue notices on Form 483 and warning letters that could cause the combined company to modify certain activities identified during the inspection. A Form 483 notice is generally issued at the conclusion of an FDA inspection and lists conditions the FDA inspectors believe may violate cGMP or other FDA regulations. FDA guidelines specify that a warning letter is issued only for violations of "regulatory significance" for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.

        Failure to comply with FDA and other governmental regulations can result in fines, unanticipated compliance expenditures, recall, or seizure of products, total or partial suspension of production and/or distribution, suspension of the FDA's review of new drug applications, or NDAs, abbreviated new drug applications, or ANDAs, or other product applications, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Although Watson has instituted internal compliance programs, if these programs do not meet regulatory agency standards or if compliance is deemed deficient in any significant way, it could have a material adverse effect on the combined company. Certain of Watson's vendors are subject to similar regulation and periodic inspections.

        In connection with an FDA inspection of Watson's Corona, California facility in December 1998, the FDA issued to Watson a warning letter in January 1999. The warning letter related to Watson's quality systems and cGMP compliance, including areas such as documentation, training and laboratory controls. The FDA conducted additional inspections of Watson's Corona facility in the first and fourth quarters of 1999. At the close of each of these inspections, the FDA issued to Watson a Form 483 notice listing observations made during those inspections. The observations from the first quarter inspection generally related to Watson's quality systems and cGMP compliance including areas such as laboratory controls, documentation, investigations, training, data review and validation. The observations from the fourth quarter inspection generally related to Watson's quality systems and cGMP compliance including areas such as training and documentation.

        Watson has initiated and continues to implement quality improvements at its Corona facility. Among other things, these quality improvements seek to address deficiencies noted by the FDA in the warning letter and the Form 483 notices. However, to date, the FDA has not performed a comprehensive cGMP inspection of the Corona facility to determine the sufficiency and adequacy of these quality improvements. Watson cannot predict the timing of any subsequent FDA inspections or what the outcome of such inspections will be. Watson did receive three ANDA approvals from its Corona facility, one in each month of July, September and October of 2000, and received approval of an ANDA supplement from its Corona facility in August 2000.

        In connection with a January 1999 inspection of Watson's Miami, Florida facility, the FDA issued a warning letter in April 1999. In that warning letter, the agency commented that observations about inadequate investigations, documentation and training had appeared in past inspection reports (although the FDA acknowledged that a number of these had occurred prior to Watson's purchase of the Miami facility in 1997). The FDA conducted a follow-up inspection of Watson's Miami facility in the first quarter of 2000. At the close of this inspection, the FDA issued a Form 483 notice listing observations that related to Watson quality systems and cGMP compliance, including areas such as validation and investigations. Watson has initiated and continues to implement quality improvements at its Miami facility.

        Based on a follow-up inspection conducted in the first quarter of 2000, the Florida District Office of the FDA recommended to the FDA's Center for Drug Evaluation and Research, or CDER, approval of pending ANDAs from the Miami facility. The Florida district office found that sufficient corrections have been made to now recommend approval of Watson's ANDAs. The recommendation of the Florida district office is not binding on CDER since final action on product applications is the responsibility of CDER. Watson cannot predict whether or when CDER will approve the pending applications from its Miami facility. However, CDER has approved three ANDAs from Watson's Miami facility since the time the Florida District Office made its approval recommendation, one in each month of March, September, and December of 2000.

        On July 29, 1999, the FDA concluded an inspection of Schein's Marsam Pharmaceuticals, Inc. ("Marsam") sterile manufacturing facility, located in Cherry Hill, N.J. Schein is a wholly-owned subsidiary of Watson and Marsam is a wholly-owned subsidiary of Schein. At the close of the inspection, Marsam received a Form 483 detailing the FDA's inspectional observations and noting a number of significant deficiencies in current good manufacturing practices. During the inspection, Marsam initiated actions to address a number of the FDA's inspectional observations by voluntarily recalling all Marsam products within expiry and suspending manufacturing and testing activities. In September 1999, Marsam submitted its response to the FDA's inspectional observations, together with its proposed corrective action plan (Marsam corrective action plan). A corrective action plan is a systematic approach to assure that processes, quality assurance and quality control programs, validation programs, employee training, and management controls comply with cGMP regulations. The Marsam corrective action plan contemplates resumption of manufacturing on a product-by-product basis. On March 3, 2000, Marsam received a warning letter from the FDA relating to the observations made during the inspection. This FDA warning letter also acknowledged the commitments Schein made under the Marsam corrective plan. Schein has confirmed in meetings with FDA representatives its approach to addressing current cGMP deficiencies at Marsam on a voluntary basis. Marsam is currently ineligible to receive new product approvals, and Schein cannot predict when Marsam will resume manufacturing specific products. Watson is currently reviewing strategic alternatives, including possible divestiture, for the Marsam facility.

        On September 10, 1998, the United States, on behalf of the FDA, based on actions it filed in Federal court in the Southern District of New York on September 9, 1998 and the District of Arizona on September 10, 1998, initiated seizures of drugs and drug related products manufactured by Schein's Steris Laboratories, Inc. ("Steris") facility. Steris is a wholly-owned subsidiary of Schein. The action alleged certain instances in which the Steris facility, located in Phoenix, Arizona, was not operating in conformity with cGMP regulations. The actions resulted in the seizure of all drugs and drug related products in Schein's possession manufactured at the Steris facility and halted the manufacture and distribution of Schein's Steris Laboratories, Inc. manufactured products.

        On October 16, 1998, Steris and certain of its officers, without admitting any allegations of the complaints and disclaiming any liability in connection therewith, entered into a consent agreement with the FDA. Under the terms of the consent agreement, Steris is required, among other things, to demonstrate through independent certification that Steris' processes, quality assurance and quality control programs, and management controls comply with cGMP regulations. The consent agreement also provides for independent certification of Steris' management controls, quality assurance and quality control programs, and employee cGMP training. It further requires that Steris develop a timeline and corrective action plan for implementing these actions and for expert certification with respect to matters covered in previous FDA inspections of the facility. Steris has submitted to the FDA the corrective action plan provided for under the consent agreement ("Steris corrective action plan") and is implementing the Steris corrective action plan.

        As a result of the consent agreement, Steris has divided its product line into three categories: products that it will seek to manufacture under expedited certification procedures under the consent agreement, products that it will seek to manufacture once it satisfies all conditions under the consent agreement and products it has decided not to manufacture in the near term. Expedited certification procedures apply for certain products that are particularly important to the medical community because they are primarily or exclusively available from Schein or that are particularly significant to Schein.

        In October 1998, Schein resumed commercial distribution of INFeD, its branded injectable iron product, from existing inventory. In the second quarter of 1999, Schein began distribution of newly manufactured lots of INFeD under the consent agreement and, in the fourth quarter of 1999, Schein resumed the manufacture of one other product deemed medically necessary under the expedited certification procedures in the consent agreement. On February 11, 2000, the FDA concluded an inspection at Steris.

        Steris is currently ineligible to receive new product approvals, and Watson cannot predict when Steris will resume manufacturing additional products. In March 2000, Schein resumed the manufacture and commercial distribution of vecuronium under the expedited certification procedures provided in the consent agreement. Newly manufactured products must undergo certification by independent experts and review by the FDA prior to commercial distribution. On August 25, 2000, Schein announced that the FDA had authorized it to monitor its commercial distribution of INFeD without certification by independent third-party consultants. Watson is currently reviewing strategic alternatives, including possible divestiture, for the Steris facility.

        There can be no assurance that the FDA will determine that Watson has adequately corrected the deficiencies at its operating sites, that subsequent inspectional observations will not result in additional deficiencies, that approval of any of the pending or subsequently submitted ANDAs by Watson will be granted or that the FDA will not seek to impose additional sanctions against Watson or any of its subsidiaries. The range of possible sanctions includes FDA issuance of adverse publicity, product recalls or seizures, injunctions, and civil or criminal prosecution. Any such sanctions, if imposed, could have a material adverse effect on Watson's business. Additionally, significant delays in the review or approval of applications for new products or in complying with the requirements of the Marsam corrective action plan, the Steris corrective action plan or the consent agreement could have a material adverse effect on Watson's business, results of operation and financial condition.

        The process for obtaining governmental approval to manufacture and market pharmaceutical products is rigorous, time-consuming and costly, and Watson cannot predict the extent to which it may be affected by legislative and regulatory developments. Watson is dependent on receiving FDA and other governmental approvals prior to manufacturing, marketing and shipping its products. Consequently, there is always the chance that the FDA or other applicable agency will not approve products, or that the rate, timing and cost of such approvals will adversely affect the combined company's product introduction plans or results of operations.

THE PHARMACEUTICAL INDUSTRY IS HIGHLY COMPETITIVE.

        The competitors of Watson vary depending upon categories, and within each product category, upon dosage strengths and drug-delivery systems. Such competitors include the major brand name and off-patent manufacturers of pharmaceuticals, especially those doing business in the United States. In addition to product development, other competitive factors in the pharmaceutical industry include product quality and price, reputation, service, and access to technical information. It is possible that developments by others will make the combined company's products or technologies noncompetitive or obsolete.

BECAUSE THE COMBINED COMPANY WILL BE SMALLER THAN MANY OF ITS NATIONAL COMPETITORS IN THE BRANDED PHARMACEUTICAL PRODUCTS SECTOR, THE COMBINED COMPANY MAY LACK THE FINANCIAL AND OTHER RESOURCES NEEDED TO MAINTAIN ITS PROFIT MARGINS AND TO CAPTURE INCREASED MARKET SHARE IN THIS SECTOR.

        The intensely competitive environment of the branded product business requires an ongoing, extensive search for technological innovations and the ability to market products effectively, including the ability to communicate the effectiveness, safety and value of branded products to healthcare professionals in private practice, group practices and managed care organizations. The combined company's branded pharmaceutical business will operate primarily in the following divisional areas: Dermatology, Women's Health, General Products and Nephrology. The combined company's competitors vary depending upon product categories, and within each product category, upon dosage strengths and drug-delivery systems. Such competitors include the major brand name manufacturers of pharmaceuticals such as Johnson & Johnson and American Home Products. Based on total assets, annual revenues, and market capitalization, Watson is, and the combined company will be, smaller than these and other national competitors in the branded product arena. For example, in mid December 2000, Watson's market capitalization was approximately $4.7 billion compared to Johnson & Johnson ($137 billion) and American Home Products ($77 billion). These competitors, as well as others, have been in business for a longer period of time than the combined company, have a greater number of products on the market and have greater financial and other resources. If the combined company directly competes with them for the same markets and/or products, their financial strength could prevent it from capturing a profitable share of those markets.

SALES OF THE COMBINED COMPANY'S PRODUCTS MAY CONTINUE TO BE ADVERSELY AFFECTED BY THE CONTINUING CONSOLIDATION OF ITS DISTRIBUTION NETWORK AND THE CONCENTRATION OF ITS CUSTOMER BASE.

        The principal customers of Watson are wholesale drug distributors and major retail drug store chains. These customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drug store chains. As a result, a small number of large wholesale distributors control a significant share of the market, and the number of independent drug stores and small drug store chains has decreased. Watson expects that consolidation of drug wholesalers and retailers will increase pricing and other competitive pressures on drug manufacturers, including the combined company. For the year ended December 1999, the three largest customers of Watson accounted for 20%, 12% and 12%, respectively, of Watson's net revenues. The loss of any of these customers could materially and adversely affect the combined company's business, results of operations or financial condition. Our recent revenue growth is principally a result of our plan, begun in 1995, to diversify our business and expand into selected related product platforms.

                  CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We caution the reader that certain important factors may affect our actual results and could cause such results to differ materially from any forward looking statement which may have been deemed to have been made in or incorporated by reference into this prospectus or which are otherwise made by us or on our behalf. For this purpose any statements contained in this prospectus that are not statements of historical fact may be deemed to be forward looking statements. Without limiting the generality of the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "intend", "could", "would", "estimate", or "continue", or the negative other variations thereof or comparable terminology are intended to identify forward looking statements.

        Forward looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among other things:

        -   the ability to integrate the operations of Watson and Makoff;

        - the success of Watson's product development activities and the timeliness with which regulatory authorizations and product roll-out may be achieved;

        - market acceptance of Watson's products and the impact of competitive products and pricing;

        - the availability on commercially reasonable terms of raw materials and other third party sourced products;

        - dependence on sole source suppliers and risks associated with a production interruption or shipment delays at such suppliers;

        - successful compliance with extensive, costly, complex and evolving governmental regulations and restrictions;

        - the scope, outcome and timeliness of any governmental, court or other regulatory action (including, without limitation, the scope, outcome, or timeliness of any inspection or other action of the
            FDA);

        -   the ability to timely and cost effectively integrate acquisitions;

        -   exposure to product liability and other lawsuits and contingencies;

        - the outcome of litigation involving us and related costs and expenses and possible diversion of management's time and attention arising from such litigation; and

        - other risks and uncertainties detailed in this prospectus and from time to time in Watson's SEC filings, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 1999 of Watson, and Watson's Form 10-Q for the three and nine months ended September 30, 2000, Schein's Annual Report on Form 10-K for the fiscal year ended December 25, 1999, Schein's Form 10-Q for the three and six months ended June 24, 2000 and the Form S-4 filed by Watson pursuant to the Schein acquisition, originally filed on July 14, 2000, as amended.

                           INCORPORATION BY REFERENCE

        The SEC's rules allow us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. This information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any information which is subsequently modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. We incorporate by reference the following documents and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling securityholders sell all of the shares of common stock offered by this prospectus:

        (a)    Our Annual Report on Form 10-K for the year ended December 31,
               1999;

        (b) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

        (c)    Our Quarterly Report on Form 10-Q for the quarter ended June 30,
               2000;

        (d) Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

        (e) Schein's Annual Report on Form 10-K for the fiscal year ended December 25, 1999;

        (f) Schein's Quarterly Report on Form 10-Q for the quarter ended March 25, 2000;

        (g) Schein's Quarterly Report on Form 10-Q for the quarter ended June 24, 2000;

        (h) Watson's current reports on Form 8-K dated May 25, 2000, May 31, 2000, July 7, 2000, and September 11, 2000; and

        (i) The description of our Common Stock contained on Form 8-A filed August 22, 1997.

        All documents subsequently filed by Watson pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference and be a part hereof from the date of filing of such documents. Any statement herein or contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not constitute a part of this Registration Statement, except as so modified or superseded. For example, the risks and uncertainties under the heading "Risk Factors" above may change or be modified by future filings, from time to time, as our business develops or changes and you should read those updated risk factors.

        Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Watson Pharmaceuticals, Inc., 311 Bonnie Circle, Corona, California 92880-2882 (telephone number (909) 270-1400).

                                     USE OF PROCEEDS

        The selling securityholders will receive all of the proceeds from the sales of common stock by them pursuant to this prospectus. We will not receive any proceeds from these sales.

                               PRICE RANGE OF COMMON STOCK

        Our common stock is listed for trading on the New York Stock Exchange under the symbol "WPI". The following table lists the high and low sales prices for our common stock as reported on the New York Stock Exchange for the periods indicated.

                                      HIGH          LOW
                                    --------      --------
1999
First Quarter ................      $  62.94      $  37.06
Second Quarter ...............         47.50         30.50
Third Quarter ................         40.31         28.00
Fourth Quarter ...............         43.31         26.50

2000
First Quarter ................      $  45.75      $  33.69
Second Quarter ...............         54.69         37.50
Third Quarter ................         71.50         48.13
Fourth Quarter ...............         67.88         42.25

        On January 5, 2001, the closing price of our common stock as reported on the New York Stock Exchange was $46.75. As of December 29, 2000 there were approximately 90,000 holders of record of Watson common stock.

                                     DIVIDEND POLICY

        We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.

                                 SELLING SECURITYHOLDERS

        The shares which may be resold hereunder by the selling securityholders are shares issued by us in connection with the Makoff acquisition transaction and Jerome Stevens' transaction. The shares were issued in transactions exempt from the registration requirements of the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of their shares of our common stock.

        The following table sets forth information, as of December 29, 2000, with respect to the selling securityholders and the shares of Watson common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the shares of common stock. An aggregate of 255,107 of the shares offered pursuant to the prospectus are held in escrow to pay contingent indemnification obligations and any expenses of the Makoff shareholder representative, and thus may be returned to Watson. In addition, certain selling securityholders may not sell their shares until such time as Watson has published financial statements containing 30 days of combined results of operations of Watson and Makoff. Consequently, we cannot estimate the amount of the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided the information regarding their shares in transactions exempt from the registration requirements of the Securities Act. No selling securityholder named in the table below beneficially owns one percent or more of our common stock based on 105,299,530 shares of Watson common stock outstanding on December 29, 2000.


                                                                                                      COMMON STOCK
                                                                                                         OFFERED
                                  NAME                                                                  HEREBY(1)
                                  ----                                                                ------------
Howard Arvey, Trustee of the Howard Arvey Trust Dated 11/26/79                                            57,491
Harriet Bay, Trustee of the Bay Family Trust                                                              19,247
Kenneth W. Blake (Joint Tenant with Robert G. Weitzman)                                                    4,888
Jack Brown                                                                                                 5,399
Joseph Chazan                                                                                             21,007
Leslie Trutner, As Custodian For Laina S. Chin                                                            47,502
Leslie Trutner, As Custodian For Justin M. Chin                                                           46,294
Leslie Trutner, As Custodian For Shana L. Chin                                                            46,931
Silvio Coccia                                                                                             14,471
Lisa Coccia                                                                                               40,674
Silvio Coccia, Trustee of the SMC Irrevocable Trust for the Benefit of Daniel Coccia                       7,822
Silvio Coccia, Trustee of the SMC Irrevocable Trust for the Benefit of Crista Coccia                       7,822
Silvio Coccia, Trustee of the SMC Irrevocable Trust for the Benefit of Frances Coccia                      7,822
Silvio Coccia, Trustee of the SMC Irrevocable Trust for the Benefit of Dominic Coccia                      7,822
Silvio Coccia, Trustee of the SMC Irrevocable Trust for the Benefit of Jessica Coccia                      7,822
Robert G. Weitzman, As Custodian For Vernon Dowse, Jr.                                                     4,888
Robert G. Weitzman, As Custodian For Rebecca Dowse                                                         4,888
Richard Franklin Drake and Margaret Evelyn Drake as Trustees of the Drake Family Trust                    10,600
Daniel Epstein                                                                                            24,060
Daniel J. Epstein, As Trustee Of The Epstein Family Trust Dated 4/14/93                                   68,637
Stanley S. Franklin and Ruth Franklin, Trustees of the Franklin Family Trust dated 6/12/84                22,138
Erwin P. Gabor and Thea S. Gabor, Trustees under the Gabor Living Trust dated 12/13/91                    11,578
The Gurian Family Living Trust                                                                             9,190
Aaron M. Levy                                                                                              5,670
Allison B. Levy                                                                                            5,670
Merryl L. Levy                                                                                             5,670
Michael A. Levy                                                                                            5,670
Ora Levy                                                                                                  11,976
Steve & Carolyn Levy, As Trustees For The Levy Family Trust                                               34,696
Greg Little                                                                                               11,732
Mervin Luria                                                                                              21,007
Jeffrey Makoff                                                                                           147,037
James Kinnear, As Custodian For Roxanne E. Makoff                                                         52,981
James Kinnear, As Custodian For Celeste C. Makoff                                                         52,981
Gregory Makoff                                                                                           220,172
Karen Makoff                                                                                              83,483
Eve Makoff                                                                                               195,925
Rhoda & Dwight Makoff                                                                                     28,941
Rhoda Makoff                                                                                             538,944
Shannon McCool                                                                                             9,190
Barry S. Naditch (Joint Tenant with Robert G. Weitzman)                                                    4,888
Ken Natkin                                                                                                 9,622

                                                                                    COMMON STOCK
                                                                                       OFFERED
                      NAME                                                            HEREBY(1)
                      ----                                                          ------------
David Sandler                                                                           17,844
Reuben Sandler                                                                         391,099
Julia Sandler                                                                           16,866
David Segal                                                                              6,257
Michael Sklanowsky                                                                      15,643
Jur Strobos                                                                             43,248
Richard & Betty Treiman                                                                 11,578
Joan Wright                                                                              1,173
Michael Weitzman (Joint Tenant with Robert G. Weitzman)                                 19,555
Steven Weitzman                                                                         19,555
Robert G. Weitzman                                                                     161,328
Robert G. Weitzman, As Trustee For Stephanie A. Weitzman Irrevocable Trust              63,553
Robert G. Weitzman, As Trustee For Melanie J. Weitzman Irrevocable Trust                63,553
Jerome Stevens Pharmaceuticals, Inc.                                                    62,806

-------------

(1) Except for Jerome Stevens, includes an aggregate of 255,107 shares of Watson common stock held in escrow to pay contingent indemnification obligations and any expenses of the Makoff shareholder representative, after which, the remaining shares will be distributed pro rata to Makoff shareholders.

        No selling securityholders set forth in the table above are parties to the Agreement and Plan of Merger dated as of October 5, 2000 among Watson, Watson Acquisition Corp. No. 1 and Makoff.

                              PLAN OF DISTRIBUTION

        The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The common stock may be sold in one or more transactions at:

        -   fixed prices,

        -   prevailing market prices at the time of sale,

        -   prices related to the prevailing market prices,

        -   varying prices determined at the time of sale, or

        -   negotiated prices.

        These sales may be effected in transactions:

        - on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange,

        -   in the over-the-counter market,

        - otherwise than on such exchanges or services or in the over-the-counter market,

        - through the writing of options, whether the options are listed on an options exchange or otherwise, or

        -   through the settlement of short sales.

These transactions may include block transactions or transactions in which the same broker acts as agent on both sides of the trade.

        In connection with the sale of the common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the common stock short and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

        The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them hereby will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from the offering of shares by the selling securityholders.

        Our outstanding common stock is listed for trading on the New York Stock Exchange.

        In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

        The selling securityholders and any broker-dealers or agents that participate in the sale of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

        The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

        A selling securityholder may decide not to sell any common stock described in this prospectus. We cannot assure you that any selling securityholder will use this prospectus to sell any or all of the common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the common stock by other means not described in this prospectus.

        With respect to a particular offering of the common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

        -   the specific shares of common stock to be offered and sold,

        -   the names of the selling securityholders,

        - the respective purchase prices and public offering prices and other material terms of the offering,

        - the names of any participating agents, broker-dealers or underwriters, and

        - any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

                                  LEGAL MATTERS

        The validity of the issuance of the common stock will be passed upon for us by Kummer, Kaempfer, Bonner and Renshaw, Watson's Nevada counsel.

                                     EXPERTS

        The consolidated financial statements of Watson Pharmaceuticals, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, except as they relate to TheraTech, Inc. and Somerset Pharmaceuticals, Inc., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to TheraTech, Inc. and Somerset Pharmaceuticals, Inc., by other independent accountants, whose reports thereon appear therein. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

        The supplemental consolidated financial statements of Watson Pharmaceuticals, Inc. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this Prospectus, except as they relate to Makoff R&D Laboratories, Inc., TheraTech, Inc. and Somerset Pharmaceuticals, Inc., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Makoff R&D Laboratories, Inc., TheraTech, Inc. and Somerset Pharmaceuticals, Inc., by other independent accountants, whose reports thereon appear herein. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

        The consolidated financial statements of TheraTech, Inc. at December 31, 1998 and 1997 and for the years then ended, included in Watson Pharmaceuticals, Inc.'s Annual Report and incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1997 and for the year then ended (not presented herein) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included herein. The report of such firm is given upon their authority as experts in accounting and auditing.

        The consolidated financial statements and schedule of Schein Pharmaceutical, Inc. incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Makoff R&D Laboratories, Inc. and subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         HOW TO OBTAIN MORE INFORMATION

        Information regarding Watson, including historical financial statements and detailed descriptions of the business of Watson, is included in documents other than this prospectus. Watson files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy reports, statements or other information about Watson on file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You may also find Watson's Securities and Exchange Commission filings through commercial document retrieval services and the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. You may find additional information about Watson via its website: http://www.watsonpharm.com. The information in Watson's web site is intended to be timely and accurate; however, there can be no assurance that this is the case. Such information is expressly excluded from this prospectus.

        Watson has filed with the Securities and Exchange Commission under the Securities Act a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "registration statement") with respect to the shares of Watson's common stock to be issued pursuant to this prospectus. This document is a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Statements contained herein or in any document incorporated by reference herein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each circumstance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, or incorporated by reference. Each such statement is qualified in all respects by such reference. The registration statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Watson has included in this prospectus certain portions of the Management's Discussion and Analysis of Financial Condition and Results of Operations disclosures contained in Watson's Annual Report on Form 10-K for the year ended December 31, 1999 ("1999 MD&A"), and Watson's report on Form 10-Q for the quarterly period ended September 30, 2000 ("September 2000 MD&A"). On November 15, 2000, Watson completed its acquisition of Makoff R&D Laboratories, Inc., a developer, licensor and marketer of pharmaceutical products and medical foods relating to the management of kidney disease. The following disclosure restates certain sections of the 1999 MD&As and the September 2000 MD&A solely to reflect the completion of the acquisition of Makoff. The restatement of the 1999 MD&A and September 2000 MD&A have been made as of their respective dates and do not reflect subsequent developments other than the acquisition of Makoff. Under the terms of the merger agreement, Watson issued approximately 2.8 million shares of its common stock in exchange for all the outstanding common shares of Makoff. The acquisition qualified as a pooling of interests for accounting purposes and the accompanying consolidated financial statements set forth a supplemental presentation of Watson's previously-issued financial statements retroactively restated to reflect the operations of Makoff for all periods presented. The following disclosure should be read in conjunction with Watson's supplemental consolidated financial statements and notes thereto included elsewhere in this prospectus which have been restated to include the accounts and results of operations of Makoff for all periods presented. The sections of the 1999 MD&A entitled "General," "Acquisitions of Products and Businesses," "Significant Investments and Joint Ventures," "Quarterly Fluctuations," and "Year 2000 Compliance Program" were not impacted by the Makoff acquisition and accordingly have not been restated below.

        Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. We discuss such risks and uncertainties under the caption "Cautionary Note Regarding Forward-Looking Statements" beginning on page 10 of this prospectus.

CONSOLIDATED SUPPLEMENTAL STATEMENTS OF INCOME

        The following table presents Watson's consolidated statements of income which have been restated to reflect the acquisition of Makoff, in thousands of dollars and as percentages of net revenues:

                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                              -------------------------------------------------------------------------------
                                                       1999                        1998                        1997
                                              ---------------------        ---------------------        ---------------------
                                                  $             %              $             %              $             %
                                              ---------       -----        ---------       -----        ---------       -----
Net revenues ...........................      $ 704,890       100.0%       $ 607,185       100.0%       $ 369,260       100.0%
Cost of sales ..........................        234,340        33.2          212,041        34.9          132,531        35.9
                                              ---------       -----        ---------       -----        ---------       -----
    Gross profit .......................        470,550        66.8          395,144        65.1          236,729        64.1
                                              ---------       -----        ---------       -----        ---------       -----

Royalty income .........................            ---         ---              ---         ---           14,249         3.9
                                              ---------       -----        ---------       -----        ---------       -----

Operating expenses:
  Research and development .............         51,158         7.3           53,077         8.7           38,033        10.3
  Selling, general
    and administrative .................        127,864        18.1          113,344        18.8           64,372        17.4
  Amortization .........................         29,986         4.3           22,469         3.7            7,213         2.0
  Merger and related expenses ..........         20,467         2.9              ---         ---           14,718         4.0
  Charge for acquired in-process
    research and development ...........            ---         ---           13,000         2.1              ---         ---
                                              ---------       -----        ---------       -----        ---------       -----
    Total operating expenses ...........        229,475        32.6          201,890        33.3          124,336        33.7
                                              ---------       -----        ---------       -----        ---------       -----

    Operating income ...................        241,075        34.2          193,254        31.8          126,642        34.3
                                              ---------       -----        ---------       -----        ---------       -----

Other income (expense):
  Equity in earnings (loss)
    of joint ventures ..................         (2,591)       (0.4)           6,788         1.1           10,694         2.9
  Gain on sales of Andrx securities ....         44,275         6.3              ---         ---              ---         ---
  Interest and other income ............          4,845         0.7            8,235         1.4           13,536         3.7
  Interest expense .....................        (11,192)       (1.6)          (8,255)       (1.4)          (1,417)       (0.4)
                                              ---------       -----        ---------       -----        ---------       -----
    Total other income, net ............         35,337         5.0            6,768         1.1           22,813         6.2
                                              ---------       -----        ---------       -----        ---------       -----

    Income before income tax provision .        276,412        39.2          200,022        32.9          149,455        40.5
Provision for income taxes .............         93,751        13.3           78,248        12.8           54,800        14.9
                                              ---------       -----        ---------       -----        ---------       -----
    Net income .........................      $ 182,661        25.9%       $ 121,774        20.1%       $  94,655        25.6%
                                              =========       =====        =========       =====        =========       =====

YEAR ENDED DECEMBER 31, 1999 COMPARED TO 1998

        Net revenues for the year ended December 31, 1999 were $704.9 million compared to $607.2 million for the year ended December 31, 1998, an increase of $97.7 million or 16%. This revenue growth was attributable to increased sales of branded products, primarily our core brand products and women's health products acquired in the fourth quarter of 1998. These sales increases were partially offset by lower sales of Dilacor XR(R) and its generic equivalent, diltiazem, due to continuing supply interruptions at Watson's third party supplier. We believe that sales of these products, which aggregated approximately $50 million in 1999, will be nominal in 2000 until an alternate supply source is established. In March 2000, we entered into an agreement with another pharmaceutical manufacturer to secure an alternate supply source for Dilacor XR(R). We expect to receive our first shipment of Dilacor XR(R) from our new supplier during the second quarter of 2000.

        Our overall sales of generic products were lower in 1999 compared to 1998. This was primarily the result of our phasing-out a number of Rugby products from the product line beginning in mid-1998, reduced sales of diltiazem as discussed previously, and increased price competition in 1999. In the full year of 1999, branded products accounted for approximately 54% of net product sales, compared to approximately 43% in 1998. Our gross profit margin on product sales increased to 65% in 1999 from 63% in 1998, largely due to the higher margins typically generated by branded products. In 2000, we expect the overall sales mix of branded and generic products to approximate the 1999 mix.

        Research and development expenses decreased to $51.2 million in 1999 from $53.1 million in 1998. This decrease was due to a combination of efficiencies realized upon consolidation of the Watson-Utah proprietary drug development program into the company-wide program during 1999, as well as timing differences among the various development projects between the two years.

        Selling, general and administrative expenses increased to $127.9 million in 1999 from $113.3 million in 1998. Selling and marketing expenses accounted for most of the increase, while general and administrative costs were essentially flat year over year. Watson incurred higher personnel-related expenses in 1999 due to the expansion of its proprietary products sales force. During 1999, we added new sales force personnel in the women's health and general products sales groups. In addition, we increased promotional spending in support of the women's health products acquired in the fourth quarter of 1998.

        Amortization expense increased to $30 million in 1999 from $22.5 million in 1998 due primarily to our acquisition of certain women's health products in the fourth quarter of 1998 and the 1999 purchases of Androderm(R) and Alora(R) transdermal products.

        During the first quarters of 1999 and 1998, Watson recorded non-recurring charges related to its acquisitions of TheraTech and Rugby, respectively. In the TheraTech acquisition, we recorded a special charge of $20.5 million for merger and related expenses. This charge consisted of transaction fees for investment bankers, attorneys, accountants and financial printing costs ($11.1 million) and closure costs associated with the elimination of duplicate or discontinued products, operations and facilities ($9.4 million). The eliminated operations were not significant to Watson. The $9.4 million of closure costs consisted of employee termination costs ($3.9 million), non-cash facility shutdown and asset impairment costs ($4.2 million) and lease and contract termination costs ($1.3 million). As of December 31, 1999, we had paid all material merger-related costs and charged off all applicable assets. In the first quarter of 1998, we recorded a non-recurring charge of $13 million for in-process research and development costs associated with our acquisition of Rugby.

        In 1999, we incurred a net loss of $2.6 million from our joint ventures, primarily due to the pass-through of Somerset's 1999 loss. The equity in earnings from these joint ventures was $6.8 million in 1998. Somerset's 1999 loss resulted from increased competition in the market for Eldepryl(R) (Somerset's sole product) and increased research and development spending by Somerset to develop alternative indications for selegiline (the active compound of Eldepryl(R)). Watson expects that Somerset will continue to experience losses in near-term future periods and that the loss recorded by Watson will increase in 2000.

        In November 1999, we sold approximately 1.1 million common shares of our investment in Andrx. Watson recognized a gain of $44.3 million from these sales. At December 31, 1999, we owned 5 million Andrx shares, which was approximately 15.8% of the total Andrx common shares outstanding at that date.

        Interest and other income decreased to $4.8 million in 1999 from $8.2 million in 1998 because cash, cash equivalents and marketable securities were higher in 1998 following our issuance of $150 million of senior unsecured notes in May 1998. Interest expense increased in 1999 as these senior notes were outstanding for the full year.

        The provision for income taxes of $93.8 million for 1999 reflects an overall tax rate of 34%, while the $78.2 million provision for 1998 reflects an overall rate of 40%. The lower effective tax rate in 1999 is primarily attributable to June 1999 changes in income tax regulations relating to the "separate return limitation year" ("SRLY") limitations on the use of acquired net operating loss carryforwards. Previously, we had maintained a valuation allowance against certain deferred tax assets related to acquired net operating loss carryforwards because of uncertainty as to their future realization under the SRLY limitations. With the June 1999 change in the SRLY rules, management determined that those carryforwards would be realized. Therefore, we have reversed the related valuation allowance and reduced our 1999 income tax provision by $9.8 million. Based on the tax year in which these carryforwards will be deductible, $4.1 million of that total was recorded as a one-time reduction in income tax expense during second quarter 1999, and the remaining $5.7 million was recognized through a reduction in Watson's effective tax rate during the final three quarters of 1999. In addition, approximately $2.8 million of valuation allowance was released during 1999, when Watson determined that the deferred tax assets to which it had related would be realized.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO 1997

        Net revenues for the year ended December 31, 1998 were $607.2 million compared to $369.3 million for the year ended December 31, 1997, an increase of $237.9 million or 64%. This sales increase was due primarily to increased sales of certain core off-patent and branded products and higher sales of off-patent products obtained through the Rugby acquisition. In addition, we experienced increased sales of branded products, primarily as a result of the Dilacor XR(R) acquisition in June 1997 and the purchase of Searle oral contraceptive products in October 1997. In 1998, branded products accounted for approximately 43% of net product sales, compared to approximately 46% in 1997. Our gross profit margin on product sales was unchanged at 63% in these two years.

        Watson earned royalties of $14.2 million in 1997 from Rhone-Poulenc Rorer's sales of Dilacor XR(R). Subsequent to Watson's June 1997 purchase of the Dilacor XR(R) product rights, no further royalties were earned.

        Research and development expenses increased to $53.1 million in 1998 from $38 million in 1997. This increase was due primarily to the 1998 acquisition of Rugby's off-patent product development group and increased spending by Watson's and TheraTech's existing development groups.

        Selling, general and administrative expenses increased to $113.3 million in 1998 from $64.4 million in 1997. The increase consists of a $39.1 million increase in sales and marketing expenses and a $9.8 million increase in general and administrative costs. The increased sales and marketing expenses were primarily the result of increased sales force personnel costs, advertising and other promotional expenses incurred in support of Watson's branded products. General and administrative costs increased during 1998 as a result of increased staffing in certain administrative areas to support Watson's growth. As a percentage of net revenues, general and administrative costs decreased to 4.7% in 1998 from 5.1% in 1997.

        Amortization expense increased to $22.5 million in 1998 from $7.2 million in 1997 due to product right acquisitions (Dilacor XR(R) and Searle oral contraceptive products) and goodwill recorded in the Rugby acquisition.

        In connection with the acquisition of Rugby during the first quarter of 1998, Watson recorded a special charge of $13 million for the write-off of in-process research and development associated with Rugby's wholly owned subsidiary, Chelsea Laboratories, Inc. Watson, in conjunction with an independent valuation firm, based this charge on an assessment of the value of purchased research and development at Rugby. This charge is discussed further in
Note 2 to the consolidated financial statements. No such charge was incurred in 1997.

        In 1997, Watson recorded one-time charges aggregating $14.7 million for costs incurred in connection with the mergers of Royce and Oclassen. These costs included investment banking fees and other merger-related expenses.

        Equity in earnings from joint ventures decreased $3.9 million to $6.8 million in 1998 from $10.7 million in 1997, due primarily to lower earnings from Somerset. The decrease in Somerset earnings is due in part to increased competition with respect to Eldepryl(R) (Somerset's sole product) and increased research and development spending in support of various clinical trials.

        Investment and other income decreased to $8.2 million in 1998 from $13.5 million in 1997 due to lower average cash and marketable securities balances in 1998. The lower average cash and marketable securities balances in 1998 were due to Watson's acquisition-related activities.

        Interest expense during 1998 increased to $8.3 million from $1.4 million in 1997 as a result of Watson's $150 million senior debt issuance in May 1998. These notes have a stated annual interest rate of 7 1/8% and were sold at a discount to yield an effective annual interest rate of 7 1/4% to Watson.

        The provision for income taxes increased to $78.2 million in 1998, compared to $54.8 million in 1997. The effective income tax rate was 40% and 36% for the years ended December 31, 1998 and 1997, respectively. The increase in Watson's effective income tax rate was due primarily to the non-deductibility for income tax purposes of the $13 million in-process research and development charge incurred as a result of Watson's acquisition of Rugby.

LIQUIDITY AND CAPITAL RESOURCES -- DECEMBER 31, 1999

       This Liquidity and Capital Resources section should be read in conjunction with "Liquidity and Capital Resources -- September 30, 2000" appearing at page 26 of this Prospectus.

        Watson's working capital increased to $309.1 million at December 31, 1999 from $222.3 million at December 31, 1998. This $86.8 million increase was primarily due to Watson's net income for the year ended December 31, 1999, the growth during 1999 in accounts receivable and inventory balances, primarily due to Year 2000 ("Y2K") issues as discussed below, and proceeds from the sale of approximately 1.1 million shares of Andrx. These working capital increases were partially offset by cash used for the acquisition of product rights during 1999, purchases of property and equipment and a scheduled first quarter 1999 payment related to the acquisition of Dilacor XR(R). Due to Y2K-related concerns on the part of both our customers and ourselves, we granted extended payment terms to certain customers during the second half of 1999 and also increased our own raw materials inventories. During 2000, we expect our accounts receivable and inventory balances to return to levels that are more consistent with historic trends.

        In 1999, we spent $105.8 million to acquire product rights to certain women's health products and to reacquire the product rights to the Androderm(R) and Alora(R) transdermal products. Watson's 1999 investment in property and equipment amounted to $27.3 million and consisted primarily of additions to buildings and manufacturing equipment. We expect to spend approximately $50 million in property and equipment additions during 2000.

        In April 1998, Watson filed a registration statement (also known as a shelf offering) with the Securities and Exchange Commission to raise up to $300 million from offerings of senior or subordinated debt securities, common stock, preferred stock or a combination thereof. In May 1998, through this shelf offering, we issued $150 million of 7 1/8% senior unsecured notes. These senior notes are due May 2008, with interest payable semi-annually in May and November. Subject to preparation of a current prospectus, the balance of this shelf offering remains available for issuance at Watson's discretion. In addition, Watson has a credit facility available through January 2001 that provides for unsecured borrowing commitments totaling $30 million. To date, we have made no borrowings under this facility.

        As discussed previously, in 1999 we sold approximately 1.1 million shares of Andrx common stock. In 2000, through March 15, 2000, we sold an additional 2.1 million Andrx shares at significant gains and received proceeds of approximately $180 million from these sales. We may sell additional shares in first quarter 2000 and beyond.

        Watson's cash and marketable securities totaled approximately $122 million at December 31, 1999. We believe that our cash and marketable securities balance, plus cash flow from operations will be sufficient to meet our normal operating requirements during the next twelve months.

        Watson continues to review additional opportunities to acquire or invest in companies, technologies, product rights and other investments that are compatible with its existing business. We could use cash and financing sources discussed in this MD&A, or financing sources that subsequently become available, to fund additional acquisitions or investments. If a material acquisition or investment is completed, Watson's operating results and financial condition could change materially in future periods.

        We do not believe that inflation has had a significant impact on Watson's revenues or operations.

RESULTS OF OPERATIONS - THREE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE 1999 PERIOD

        Net revenues for the three months ended September 30, 2000 were $187.9 million compared to $173.0 million for the 1999 period, an increase of $14.9 million or 9%. Our third quarter 2000 revenue growth was primarily attributable to sales of nicotine polacrilex gum (the generic equivalent of SmithKline Beecham's Nicorette(R)) and sales of Ferrlecit(R) and INFeD(R), nephrology products we obtained in the Schein acquisition. In addition, in the third quarter of 2000 we recorded our initial sales of Schein generic products. For the products noted above, we had no comparable prior year sales. In part due to our sales of the Schein generic products, our total sales of generic products increased in the third quarter of 2000, compared to the 1999 period. Our third quarter 2000 sales of branded products decreased from the third quarter of 1999, primarily due to aggressive generic price competition in the branded dermatology line. Our total branded product sales accounted for 42% of our net product sales in the third quarter of 2000, compared with 54% in the year-ago quarter.

        In the third quarter of 2000, we continued to experience price competition in the generic market. As noted above, we also experienced price competition from generic products in our branded dermatology line. These competitive factors, plus a larger generic mix during the quarter, resulted in overall gross margins on product sales of 46% in the third quarter of 2000, down from 62% in the third quarter 1999.

        Research and development expenses increased to $12.9 million in the third quarter of 2000, compared to $12.6 million in the same period of 1999. Proprietary product development continued to be our focus, while spending on certain generic projects declined. In this regard, spending on clinical studies for proprietary products increased significantly in the third quarter 2000. At the same time, administrative costs were lower due to efficiencies realized resulting from the consolidation of our Utah-based proprietary development program into the company-wide program in 1999.

        Selling, general and administrative expenses increased to $49.1 million in the third quarter of 2000, compared to $33.7 million in the prior year period, due primarily to the addition of the sales, marketing and administrative personnel of Schein. We expect these expenses to decrease significantly in fourth quarter 2000, when we will realize a full quarter's benefit of our integration plan rather than the partial benefits realized in the third quarter. In addition, general and administrative expenses were higher in the third quarter of 2000 as Watson continued to build its corporate quality assurance group and other support areas.

        Third quarter amortization expense increased to $18.2 million in 2000, compared to $7.7 million in the 1999 period. This increase was due to amortization expense associated with intangibles recorded in the Schein acquisition and to amortization expense recorded on our 1999 product acquisitions.

        In the third quarter of 2000, we accounted for the acquisition of Schein using the purchase method of accounting. In recording this transaction, we determined that a portion of the purchase price represented purchased, to-be-completed research and development projects, referred to as in-process research and development (IPR&D). We charged $115 million of the Schein purchase price to IPR&D expense in the third quarter of 2000.

        Our earnings from joint ventures were approximately breakeven in the third quarter of 2000, compared with a loss of $1.3 million in the 1999 period. This improvement resulted primarily from our 50% interest in Somerset Pharmaceuticals, Inc., which reported a lower net loss in the 2000 period caused primarily by reduced research and development costs.

        In the third quarter of 2000, we sold approximately 1.2 million shares of Andrx common stock. The proceeds from these sales amounted to approximately $97 million and we recorded pre-tax gains on sales of securities in the third quarter of 2000 of $93.8 million.

        Interest and other income in the third quarter of 2000 increased to $5.2 million from $1.3 million in 1999 due to higher 2000 cash balances, primarily as a result of the proceeds received from the Andrx sales discussed above.

        Interest expense in the third quarter of 2000 increased to $10.6 million from $2.7 million in 1999 due to interest expense on debt acquired in connection with the Schein acquisition. We obtained a $700 million senior credit facility, $500 million of which was borrowed in July 2000 in the form of a term loan facility. In September 2000, we repaid $115 million of principal on this term loan. The balance of the senior credit facility is a $200 million revolving credit facility. To date, we have made no borrowings under the revolving facility.

        Our income tax provision in the third quarter of 2000 reflected a 37% effective tax rate on pre-tax income, compared to 34% in 1999. The lower effective tax rate in 1999 was primarily attributable to June 1999 changes in income tax regulations relating to the "separate return limitation year" limitations on the use of acquired net operating loss carryforwards to reduce taxable income. As a result of these changes, we recorded a one-time $4.1 million reduction in income tax expense in third quarter 1999 and also recognized a reduction in our overall effective tax rate during the final three quarters of 1999.

RESULTS OF OPERATIONS - NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE 1999 PERIOD

        Net revenues for the nine months ended September 30, 2000 were $565.8 million compared to $511.7 million for the 1999 period, an increase of $54.0 million or 10%. The revenue growth was primarily attributable to increased sales of women's health products, which have grown steadily since we expanded that group's sales force in third quarter 1999. In total, branded product sales accounted for 53% of our net product sales in the first nine months of both 2000 and 1999. Despite continuing price competition in the generic market, our net sales of generic products increased during the first nine months of 2000, with the April 2000 launch of our nicotine polacrilex gum contributing to this increase. In addition, we recorded our initial sales of Schein generic products during the third quarter of 2000.

        Our overall gross profit margins on product sales decreased to 57% in the first nine months of 2000 from 65% in the year ago period. The main factors contributing to this decline were price competition in the generic market and limited new generic product introductions, with the exception of our nicotine gum. In addition, we also experienced generic competition in our branded dermatology line.

        Research and development expenses increased to $38.3 million in the 2000 period, compared to $36.7 million in the same period of 1999. We continue to focus on proprietary product development, while spending on certain generic projects declined. In this regard, spending on clinical studies for proprietary products increased significantly in the third quarter 2000, while administrative costs were lower due to efficiencies realized resulting from the consolidation of our Utah-based proprietary development program into the company-wide program in 1999.

        Selling, general and administrative expenses increased to $116.0 million during the first nine months of 2000 compared to $93.0 million in the prior year period. The largest contributor to this increase was the additional selling, general and administrative costs resulting from combining our operations with those of Schein. We expect Schein's contribution to this balance to decrease in the fourth quarter 2000 and beyond as the full synergistic benefits of our integration plan are realized. In addition, during 2000 we expanded our sales force in the women's health area and, overall, incurred higher advertising and promotional expenses.

        Amortization expense in the nine months ended September 30, 2000 increased to $35.6 million compared to $21.7 million in the 1999 period. This increase was primarily due to amortization expense associated with intangibles recorded in the Schein acquisition and to amortization expense recorded on our 1999 product acquisitions.

        We recorded a nonrecurring $20.5 million charge in the first quarter of 1999 relating to our acquisition of TheraTech. The charge consisted of transaction fees for investment bankers, attorneys, accountants and financial printing costs ($11.1 million) and closure costs associated with the elimination of duplicate or discontinued products, operations and facilities ($9.4 million).

        In the first nine months of 2000, we sold approximately 7.1 million shares of Andrx common stock. The proceeds from these sales amounted to approximately $365 million and we recorded pre-tax gains on these sales of $342 million.

        We recorded a $3.7 million loss from joint ventures in the first nine months of 2000. The increase resulted primarily from our interest in Somerset Pharmaceuticals, Inc., which reported a higher net loss in the 2000 period caused by lower revenues and higher research and development costs.

        Interest and other income in 2000 increased to $13.6 million from $3.2 million in 1999 due to higher 2000 cash balances, primarily as a result of the proceeds received from the Andrx sales discussed above.

        The increase in interest expense from $8.4 million in 1999 to $15.9 million in 2000, was due to interest expense on debt acquired in July 2000 in connection with the Schein acquisition.

        Our income tax provision for the nine months ended September 30, 2000 reflected a 36% effective tax rate on pre-tax income, compared to 35% for the same period in 1999. The lower effective tax rate in 1999 was primarily attributable to June 1999 changes in income tax regulations relating to the "separate return limitation year" limitations on the use of acquired net operating loss carryforwards to reduce taxable income. As a result of these changes, we recorded a one-time $4.1 million reduction in income tax expense in third quarter 1999 and also recognized a reduction in our overall effective tax rate during the final three quarters of 1999. Partially offsetting this decrease, a portion of our first quarter 1999 charge related to the TheraTech acquisition was not deductible for income tax purposes, which had the effect of increasing the effective tax rate in 1999.

LIQUIDITY AND CAPITAL RESOURCES -- SEPTEMBER 30, 2000

        Watson's working capital increased to $498.0 million at September 30, 2000 from $309.1 million at December 31, 1999, primarily due to net income of approximately $186.1 million during the nine-month period. The most significant sources of cash during the first nine months of 2000 were proceeds from borrowings related to the Schein acquisition ($500 million), proceeds from sales of Andrx common stock (approximately $342 million) and proceeds from lower accounts receivable balances (approximately $95 million), resulting from the elimination of extended payment terms that had been offered in late 1999. Significant uses of cash included the acquisition of Schein common stock and related expenses ($525 million), retirement of Schein's indebtedness ($240 million), payments of federal and state income taxes (approximately $155 million), which were considerably higher in 2000 due to the Andrx stock sales, the payments made on long-term debt ($115 million), and an increased investment in inventories to help reduce the risk that certain intermittent future supply interruptions would negatively impact revenues over the short term. Other significant uses of cash in the first nine months of 2000 included acquisitions of property and equipment and a final, contingent payment related to the 1998 acquisition of The Rugby Group, Inc.

        On July 5, 2000, we entered into a credit agreement with a bank that included a $500 million term loan facility and a $200 million revolving credit facility that is available for working capital and other needs. The $500 million term loan was drawn upon in its entirety, along with approximately $250 million in cash on hand, to pay off certain existing Schein indebtedness and to purchase approximately 26 million shares of Schein common stock through a cash tender offer. Quarterly payments of the term borrowings, beginning at $15 million per quarter during the first four quarters and increasing thereafter, were required, with any outstanding borrowings under the facility maturing in July 2005. In September 2000, we paid the required $15 million, plus an additional $100 million of the term borrowings, which reduced the required quarterly payment to $12 million for the next three quarters. The interest rate under this facility is fixed at the London Interbank Offered Rate ("LIBOR") plus 1.375% (approximately 8.0%) for the first six months; thereafter, the margin over LIBOR will be determined based on a leverage test. Under the terms of the facility, we are subject to customary financial and other operational covenants. We cancelled our $30 million credit facility with another bank before we entered into this credit agreement.

        In April 1998, we filed a shelf registration statement with the Securities and Exchange Commission that would allow us, from time to time, to raise up to $300 million from offerings of senior or subordinated debt securities, common stock, preferred stock or a combination thereof. In May 1998, pursuant to this registration statement, we issued $150 million of 7-1/8% senior unsecured notes due May 2008, with interest payable semi-annually in May and November. Subject to preparation of a supplement to the existing prospectus, the balance of this registration statement remains available for issuance at Watson's discretion.

        Our cash and marketable securities totaled approximately $132.5 million at September 30, 2000. We believe that our cash and marketable securities balance, our cash flow from operations and the financing sources discussed herein, will be sufficient to meet our normal operating requirements during the next twelve months. However, we continue to review opportunities to acquire or invest in companies, technologies, product rights and other investments that are compatible with our existing business. We could use cash and financing sources discussed herein, or financing sources that subsequently become available, to fund additional acquisitions or investments. If a material acquisition or investment is completed, our operating results and financial condition could change materially in future periods. However, no assurance can be given that additional funds will be available on satisfactory terms, or at all.

            INDEX TO SUPPLEMENTAL AND PRO FORMA FINANCIAL STATEMENTS

                                                                                  PAGE
                                                                                  ----
SUPPLEMENTAL FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999:

Reports of Independent Accountants..............................................  F-2

Supplemental Consolidated Balance Sheets as of December 31, 1999 and 1998.......  F-6

Supplemental Consolidated Statements of Income
      for each of the three years in the period ended December 31, 1999.........  F-7

Supplemental Consolidated Statements of Stockholders' Equity
      for each of the three years in the period ended December 31, 1999.........  F-8

Supplemental Consolidated Statements of Cash Flows
      for each of the three years in the period ended December 31, 1999.........  F-9

Notes to Supplemental Consolidated Financial Statements.........................  F-11

SUPPLEMENTAL FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2000:

Supplemental Consolidated Balance Sheets as of September 30, 2000
      and December 31, 1999.....................................................  F-25

Supplemental Consolidated Statements of Operations
      for the three and nine months ended September 30, 2000 and 1999...........  F-26

Supplemental Consolidated Statements of Cash Flows
      for the nine months ended September 30, 2000 and 1999.....................  F-27

Notes to Supplemental Consolidated Financial Statements ........................  F-28

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000..............................  F-33

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
      for the nine months ended September 30, 2000..............................  F-36

        All financial statement schedules are omitted because they are not applicable or the required information is included in the Supplemental Consolidated Financial Statements or notes thereto.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Watson Pharmaceuticals, Inc.

In our opinion, based upon our audits and the reports of other auditors, the accompanying supplemental consolidated balance sheets and the related supplemental consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Watson Pharmaceuticals, Inc. and its subsidiaries (Watson) at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Watson's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Makoff R&D Laboratories, Inc. (Makoff), which statements reflect total assets of $10,035,000 and $6,460,000 at December 31, 1999 and 1998, respectively, and total net revenues of $15,660,000, $10,990,000 and $7,040,000 for the years ended December 31, 1999, 1998 and 1997, respectively. We did not audit the financial statements of TheraTech, Inc. (TheraTech), a wholly owned subsidiary, which statements reflect total assets of $57,690,000 at December 31, 1998, and total net revenues of $40,045,000 and $38,206,000 for the years ended December 31, 1998 and 1997, respectively. In addition, we did not audit the financial statements of Somerset Pharmaceuticals, Inc. (Somerset), an entity which is 50% owned by Watson, as of December 31, 1997 and for the year ended December 31, 1997. Watson's investment in Somerset aggregated $27,643,000 at December 31, 1997, and its equity in the earnings of Somerset totaled $12,672,000 for the year ended December 31, 1997. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Makoff, TheraTech and Somerset, is based solely on the reports of each of the respective other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the respective reports of other auditors provide a reasonable basis for the opinion expressed above.

As described in Note 2, on November 15, 2000 Watson merged with Makoff in a transaction accounted for as a pooling of interests. The accompanying supplemental consolidated financial statements give retroactive effect to the merger of Watson with Makoff. Accounting principles generally accepted in the United States of America proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in the financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of Watson after financial statements covering the date of consummation of the business combination are issued.


PRICEWATERHOUSECOOPERS LLP

Los Angeles, California
February 4, 2000,
   except as to the pooling of interests with Makoff R&D Laboratories, Inc. which is as of November 15, 2000

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Directors and Stockholders
Makoff R&D Laboratories, Inc.

We have audited the consolidated balance sheets of Makoff R&D Laboratories, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999 (not presented separately herein). These financial statements are the responsibility of Watson's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Makoff R&D Laboratories, Inc. and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
February 25, 2000, except
  for the second paragraph
  of Note 19, as to which
  the date is March 15, 2000

                         REPORT OF INDEPENDENT AUDITORS


The Stockholder
TheraTech, Inc.

We have audited the consolidated balance sheet of TheraTech, Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997 (not presented separately herein). These financial statements are the responsibility of Watson's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TheraTech, Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.



ERNST & YOUNG LLP

Salt Lake City, Utah
February 5, 1999

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Somerset Pharmaceuticals, Inc.:

We have audited the consolidated balance sheet of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of Watson's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
February 4, 1998

                          WATSON PHARMACEUTICALS, INC.
                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)


                                                                    DECEMBER 31,    DECEMBER 31,
                                                                       1999            1998
                                                                    -----------     -----------
                            ASSETS

Current assets:
   Cash and cash equivalents .................................      $  108,172      $   63,576
   Marketable securities .....................................          13,865          32,903
   Accounts receivable, net of allowances for doubtful
     accounts of $3,385 and $4,160 ...........................         182,616          92,370
   Inventories ...............................................         109,077          82,307
   Prepaid expenses and other current assets .................          10,026          27,515
   Deferred tax assets........................................          19,815          29,634
                                                                    ----------      ----------
     Total current assets ....................................         443,571         328,305

Property and equipment, net ..................................         139,603         126,340
Investments and other assets .................................         291,642         201,300
Product rights and other intangibles, net.....................         574,418         482,286
                                                                    ----------      ----------

                                                                    $1,449,234      $1,138,231
                                                                    ==========      ==========
             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued expenses .....................      $   61,312      $   73,578
   Income taxes payable ......................................          33,550              --
   Current portion of long-term debt .........................           2,114           2,012
   Current liability from acquisitions of products and
     businesses...............................................          37,458          30,380
                                                                    ----------      ----------
     Total current liabilities ...............................         134,434         105,970

Long-term debt ...............................................         150,365         151,381
Long-term liability from acquisitions of products and
  businesses .................................................          18,067          23,071
Deferred tax liabilities .....................................          87,060          54,512
                                                                    ----------      ----------
     Total liabilities........................................         389,926         334,934
                                                                    ----------      ----------
Commitments and contingencies ................................

Minority interest ............................................             400             400
                                                                    ----------      ----------
Stockholders' equity:
  Preferred stock; no par value per share;
    2,500,000 shares authorized; none outstanding ............              --              --
  Common stock; $0.0033 per share par value; 500,000,000
    shares authorized; 98,853,000 and 98,057,100 shares issued             326             324
  Additional paid-in capital .................................         399,424         370,641
  Retained earnings ..........................................         551,628         371,788
  Accumulated other comprehensive income .....................         107,530          60,144
                                                                    ----------      ----------
     Total stockholders' equity ..............................       1,058,908         802,897
                                                                    ----------      ----------

                                                                    $1,449,234      $1,138,231
                                                                    ==========      ==========

    See accompanying Notes to Supplemental Consolidated Financial Statements.

                          WATSON PHARMACEUTICALS, INC.
                 SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share amounts)

                                                             YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------
                                                      1999            1998            1997
                                                    ---------       ---------       ---------
Net revenues ....................................   $ 704,890       $ 607,185       $ 369,260
Cost of sales ...................................     234,340         212,041         132,531
                                                    ---------       ---------       ---------
    Gross profit ................................     470,550         395,144         236,729
                                                    ---------       ---------       ---------
Royalty income ..................................          --              --          14,249
                                                    ---------       ---------       ---------
Operating expenses:
   Research and development .....................      51,158          53,077          38,033
   Selling, general and administrative ..........     127,864         113,344          64,372
   Amortization .................................      29,986          22,469           7,213
   Merger and related expenses ..................      20,467              --          14,718
   Charge for acquired in-process
     research and development ...................          --          13,000              --
                                                    ---------       ---------       ---------
    Total operating expenses ....................     229,475         201,890         124,336
                                                    ---------       ---------       ---------
Operating income ................................     241,075         193,254         126,642
                                                    ---------       ---------       ---------
Other income (expense):
   Equity in earnings (loss) of joint
     ventures ...................................      (2,591)          6,788          10,694
   Gain on sales of Andrx securities ............      44,275              --              --
   Interest and other income ....................       4,845           8,235          13,536
   Interest expense .............................     (11,192)         (8,255)         (1,417)
                                                    ---------       ---------       ---------
    Total other income, net .....................      35,337           6,768          22,813
                                                    ---------       ---------       ---------
Income before income tax provision ..............     276,412         200,022         149,455

Provision for income taxes ......................      93,751          78,248          54,800
                                                    ---------       ---------       ---------
Net income ......................................   $ 182,661       $ 121,774       $  94,655
                                                    =========       =========       =========

Basic earnings per share ........................   $    1.85       $    1.25       $    0.99
                                                    =========       =========       =========
Diluted earnings per share ......................   $    1.82       $    1.22       $    0.97
                                                    =========       =========       =========
Pro forma diluted earnings per share (Note 2)....   $    1.80
                                                    =========
Weighted average shares outstanding, basic ......      98,500          97,460          95,240
                                                    =========       =========       =========
Weighted average shares outstanding, diluted ....     100,520         100,140          97,830
                                                    =========       =========       =========



    See accompanying Notes to Supplemental Consolidated Financial Statements.

                          WATSON PHARMACEUTICALS, INC.
          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (In thousands)

                                                                                  YEARS ENDED DECEMBER 31,
                                                                       ----------------------------------------------
                                                                          1999              1998             1997
                                                                       -----------       -----------      -----------
Common stock -- shares outstanding:
   Beginning balance ............................................           98,057            96,158           93,378
   Exercise of options and warrants .............................              796             1,899            2,780
                                                                       -----------       -----------      -----------
   Ending balance ...............................................           98,853            98,057           96,158
                                                                       ===========       ===========      ===========
Common stock -- amount:
   Beginning balance ............................................      $       324       $       317      $       308
   Exercise of options and warrants .............................                2                 7                9
                                                                       -----------       -----------      -----------
   Ending balance ...............................................              326               324              317
                                                                       ===========       ===========      ===========

Additional paid-in capital:
   Beginning balance ............................................          370,641           329,179          301,764
   Exercise of options and warrants .............................           16,933            27,593           16,018
   Tax benefits related to exercise of stock options ............           12,125            13,593           10,882
   Other ........................................................             (275)              276              515
                                                                       -----------       -----------      -----------
   Ending balance ...............................................          399,424           370,641          329,179
                                                                       ===========       ===========      ===========

Retained earnings:
   Beginning balance ............................................          371,788           250,014          155,407
   Net income ...................................................          182,661           121,774           94,655
   Distributions to stockholders ................................           (2,821)               --              (48)
                                                                       -----------       -----------      -----------
   Ending balance ...............................................          551,628           371,788          250,014
                                                                       ===========       ===========      ===========

Accumulated other comprehensive income:
   Beginning balance ............................................           60,144            33,025            7,189
   Other comprehensive income ...................................           47,386            27,119           25,836
                                                                       -----------       -----------      -----------
   Ending balance ...............................................          107,530            60,144           33,025
                                                                       -----------       -----------      -----------
Total stockholders' equity ......................................      $ 1,058,908       $   802,897      $   612,535
                                                                       ===========       ===========      ===========

Comprehensive income:
   Net income ...................................................      $   182,661       $   121,774      $    94,655
                                                                       -----------       -----------      -----------
   Other comprehensive income, net of tax:
        Unrealized holding gains on securities ..................           75,412            27,119           25,836
        Reclassification for gains included in net income .......          (28,026)               --               --
                                                                       -----------       -----------      -----------
   Other comprehensive income ...................................           47,386            27,119           25,836
                                                                       -----------       -----------      -----------
   Comprehensive income .........................................      $   230,047       $   148,893      $   120,491
                                                                       ===========       ===========      ===========



    See accompanying Notes to Supplemental Consolidated Financial Statements.

                          WATSON PHARMACEUTICALS, INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                      YEARS ENDED DECEMBER 31,
                                                             -----------------------------------------
                                                               1999            1998            1997
                                                             ---------       ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ............................................      $ 182,661       $ 121,774       $  94,655
                                                             ---------       ---------       ---------
Reconciliation to net cash provided by
  operating activities:
   Depreciation .......................................         14,192          12,797          10,509
   Amortization .......................................         30,086          22,569           7,313
   Charge for acquired in-process research
    and development ...................................             --          13,000              --
   Deferred income tax (benefit) provision ............         (3,026)          1,593          (1,563)
   Dividends received from Somerset ...................             --              --           8,000
   Equity in loss (earnings) of joint ventures ........          3,051          (5,706)         (9,012)
   Provision for (recovery of) doubtful accounts
     and allowances ...................................          1,029             762             (66)
   Tax benefits related to exercise of options ........         12,125          13,593          10,882
   Gain on sales of Andrx securities ..................        (44,275)             --              --
   Other ..............................................            997             678             340
   Changes in assets and liabilities,
    net of acquisitions:
     Accounts receivable ..............................        (91,177)        (16,980)        (32,358)
     Royalty receivable ...............................             --              --           5,554
     Inventories ......................................        (26,770)        (18,824)        (14,984)
     Prepaid expenses and other current assets ........         27,334         (12,375)          6,315
     Accounts payable and accrued expenses ............        (12,484)            654          11,401
     Income taxes payable .............................         33,550          (9,553)          9,081
     Other ............................................          1,062          (1,965)         (2,156)
                                                             ---------       ---------       ---------
      Total adjustments ...............................        (54,306)            243           9,256
                                                             ---------       ---------       ---------

      Net cash provided by operating activities .......        128,355         122,017         103,911
                                                             ---------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property and equipment ................        (27,320)        (27,424)        (16,416)
   Purchases of marketable securities .................        (55,061)        (77,880)       (142,961)
   Proceeds from maturities of marketable securities ..         74,711          84,262         185,454
   Acquisitions of product rights .....................       (105,865)       (177,357)       (146,587)
   Acquisition of business ............................             --         (71,559)             --
   Proceeds from sales of Andrx securities ............         54,580              --              --
   Investment in Andrx ................................         (3,000)             --         (15,307)
   Additions to investment in joint ventures ..........         (4,173)        (10,207)         (5,804)
                                                             ---------       ---------       ---------

      Net cash used in investing activities ...........      $ (66,128)      $(280,165)      $(141,621)
                                                             ---------       ---------       ---------

                          WATSON PHARMACEUTICALS, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                 (In thousands)

                                                                              YEARS ENDED DECEMBER 31,
                                                                    -----------------------------------------
                                                                      1999            1998            1997
                                                                    ---------       ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of long-term debt ..................      $   1,000       $ 148,418       $     241
   Principal payments on long-term debt ......................         (1,882)         (7,294)         (4,008)
   Payments on liability for acquisition of product rights ...        (30,380)        (45,000)        (55,000)
   Proceeds from issuance of common stock ....................             --              --           1,752
   Distributions to stockholders .............................         (2,821)             --             (49)
   Proceeds from exercises of stock options and warrants .....         16,808          26,933          15,000
   Other .....................................................           (356)             --              --
                                                                    ---------       ---------       ---------
     Net cash (used in) provided by financing activities .....        (17,631)        123,057         (42,064)
                                                                    ---------       ---------       ---------

     Net increase (decrease) in cash and cash equivalents.....         44,596         (35,091)        (79,774)

Cash and cash equivalents at beginning of year ...............         63,576          98,667         178,441
                                                                    ---------       ---------       ---------
Cash and cash equivalents at end of year .....................      $ 108,172       $  63,576       $  98,667
                                                                    =========       =========       =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the years for:
   Interest ..................................................      $  11,080       $   5,965       $     375
   Income taxes ..............................................      $  42,920       $  82,960       $  36,735

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
   Acquisitions of product rights:
     Fair value of assets acquired ...........................      $      --       $      --       $(296,587)
     Fair value of liabilities assumed .......................             --              --         150,000
                                                                    ---------       ---------       ---------
     Net cash paid ...........................................      $      --       $      --       $(146,587)
                                                                    =========       =========       =========

   Acquisition of business:
     Fair value of assets acquired ...........................      $  31,465       $ (97,323)      $      --
     Fair value of liabilities assumed .......................        (31,465)         25,764              --
                                                                    ---------       ---------       ---------
     Net cash paid ...........................................      $      --       $ (71,559)      $      --
                                                                    =========       =========       =========



    See accompanying Notes to Supplemental Consolidated Financial Statements.

                          WATSON PHARMACEUTICALS, INC.
             NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of business and principles of consolidation

Watson Pharmaceuticals, Inc. ("Watson" or the "company") is engaged in the development, production, marketing and distribution of branded and off-patent pharmaceutical products. The consolidated financial statements include the accounts of wholly owned and majority-owned subsidiaries after elimination of intercompany accounts and transactions. Watson operates in a single reportable business segment, pharmaceutical products.

Investments are accounted for under the equity method when Watson can exert significant influence and ownership does not exceed 50% (primarily Somerset Pharmaceuticals, Inc. and ANCIRC). Investments in which Watson owns less than a 20% interest and does not exert significant influence are generally accounted for at fair value as available-for-sale securities (primarily Andrx Corporation).

Basis of presentation of supplemental consolidated financial statements
The supplemental consolidated financial statements of Watson have been prepared to give retroactive effect to the acquisition of Makoff R&D Laboratories, Inc. on November 15, 2000, as further discussed in Note 2. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of the consummation; however, they will become the historical consolidated financial statements of Watson after financial statements covering the date of consummation of the business combination are issued.

Watson completed its acquisition of TheraTech, Inc., now known as Watson Laboratories, Inc., a Delaware corporation ("TheraTech" or "Watson--Utah") in January 1999, as further discussed in Note 2. This acquisition was accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements also reflect the operations of TheraTech for all periods presented.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash equivalents and marketable securities

Cash equivalents are highly liquid investments with original maturities of three months or less at the date of acquisition. Marketable securities consist primarily of time deposits, commercial paper, U.S. and state and local government obligations with original maturities between three and twelve months.

Debt securities in which Watson has the ability and intent to hold the security until maturity are classified as held-to-maturity securities. All other securities are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value based on quoted market prices. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income, net of applicable income taxes, until realized. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums or discounts. Realized gains and losses are determined on the specific identification method and are reported in interest and other income. Realized gains and losses on cash equivalents and marketable securities were not material for the three years in the period ended December 31, 1999.

The fair value of cash, cash equivalents and marketable securities is summarized as follows:

                                                             December 31,
                                                        ----------------------
                                                          1999          1998
                                                        --------      --------
                                                            (in thousands)
Available-for-sale:
    U.S. government obligations ..................      $  7,433      $ 14,824
    State and local government obligations .......            --        23,143
    Corporate and non-government obligations .....        14,908         7,317
    Equity securities ............................            --         1,500
    Money market funds and cash ..................        99,696        41,334
                                                        --------      --------
                                                        $122,037      $ 88,118
                                                        ========      ========
  Held-to-maturity:
    U.S. government obligations ..................      $     --      $  1,503
    Corporate obligations ........................            --         6,858
                                                        --------      --------
                                                        $     --      $  8,361
                                                        ========      ========

Fair value of other financial instruments

The fair values of Watson's accounts receivable, accounts payable, accrued expenses and long-term debt approximate their carrying values at December 31, 1999. The fair value of Watson's investment in Andrx is based on quoted market prices at December 31, 1999 and 1998.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Major renewals and improvements are capitalized, while routine maintenance and repairs are expensed as incurred. At the time properties are retired from service, the cost and accumulated depreciation are removed from the respective accounts and the related gains or losses are reflected in income.

Depreciation expense is computed principally on the straight-line basis, over estimated useful lives of two to ten years for furniture, fixtures and equipment and twenty to thirty years for buildings and building improvements. Leasehold improvements are amortized on the straight-line basis over the shorter of the respective lease terms or the estimated useful life of the assets, and generally range from five to thirty years.

Product rights and other intangible assets

Product rights are stated at cost, less accumulated amortization, and are amortized on the straight-line basis over their estimated useful lives ranging from seventeen to twenty years. Goodwill is amortized on the straight-line basis over twenty years or less and is primarily related to Watson's acquisition of The Rugby Group, Inc. (Note 2). Other intangible assets are amortized over their estimated useful lives, using the straight-line method. Total accumulated amortization related to product rights and other intangible assets was $63.8 million and $40.1 million at December 31, 1999 and 1998, respectively.

Potential impairment of long-lived assets

Watson annually evaluates its long-lived assets, including product rights, for potential impairment. When circumstances indicate that the carrying amount of the asset may not be recoverable, as demonstrated by estimated future cash flows, an impairment loss would be recorded based on fair value.

Revenue recognition

Watson recognizes revenue, net of sales discounts and allowances, from the sale of its pharmaceutical products upon shipment.

Watson has entered into various collaborative research and development, product licensing and marketing agreements with certain pharmaceutical and other companies. Research, development and licensing revenues are recognized as earned based on terms in the specific contracts. Milestone payments are included in revenues during the period in which the applicable milestone is achieved.

Sales to major customers

McKesson HBOC, Inc. accounted for 20%, 16% and 11% of Watson's net revenues in 1999, 1998 and 1997, respectively. Bergen Brunswig Corporation accounted for 12%, 11% and 10% of Watson's net revenues in 1999, 1998 and 1997, respectively. Cardinal Health, Inc. accounted for 12% of Watson's net revenues in 1999.

Research and development activities

Research and development activities are expensed as incurred and consist of self-funded research and development costs and the costs associated with work performed under collaborative research and development agreements. Research and development expenses include direct and allocated expenses and exclude reimbursable general and administrative costs. Research and development expenses incurred under collaborative agreements were approximately $7.9 million, $14.0 million and $15.6 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Income taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities at the applicable tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings per share ("EPS")

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding in each year. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding plus any potential dilution that could occur if options and warrants were converted into common stock in each year.

A reconciliation of the numerators and the denominators of basic and diluted EPS for the years ended December 31, 1999, 1998, and 1997 is as follows (in thousands, except for EPS):

                                                         Years ended December 31,
                                                   ------------------------------------
                                                     1999          1998          1997
                                                   --------      --------      --------
Numerator:
   Net income ...............................      $182,661      $121,774      $ 94,655
                                                   ========      ========      ========
Denominators:
   Denominator for basic EPS, weighted
      average shares outstanding ............        98,500        97,460        95,240
   Assumed exercise of dilutive stock
      options and warrants ..................         2,020         2,680         2,590
                                                   --------      --------      --------

   Denominator for diluted EPS ..............       100,520       100,140        97,830
                                                   ========      ========      ========

Basic EPS ...................................      $   1.85      $   1.25      $   0.99
                                                   ========      ========      ========

Diluted EPS .................................      $   1.82      $   1.22      $   0.97
                                                   ========      ========      ========

Concentration of credit risk

Watson is subject to a concentration of credit risk with respect to its accounts receivable balance, all of which is due from wholesalers, distributors, chain drug stores and service providers in the health care and pharmaceutical industries throughout the United States. At December 31, 1999 and 1998, approximately 54% and 57%, respectively, of the trade receivable balances represented amounts due from three customers in 1999 and four customers in 1998. Watson performs ongoing credit evaluations of its customers and maintains reserves for potential uncollectible accounts. Actual losses from uncollectible accounts have been minimal.

Reclassifications

Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform with the 1999 presentation. These reclassifications had no effect on net income or retained earnings.

NOTE 2 -- ACQUISTIONS OF PRODUCTS AND BUSINESSES

Subsequent event -  2000 acquisition of Makoff

On November 15, 2000, Watson completed its acquisition of Makoff R&D Laboratories, Inc., ("Makoff") a developer, licensor and marketer of pharmaceutical products and medical foods related to the management of kidney disease. Under the terms of the merger agreement, each share of Makoff common stock was converted into the right to receive 1.9555 of a share of Watson's common stock. Accordingly, Watson issued approximately 2.8 million common shares, having a market value of approximately $155 million on the date of acquisition, in exchange for all the outstanding common shares of Makoff. The acquisition qualified as a pooling of interests for accounting purposes and a tax-free reorganization under Section 368(a) of the Internal Revenue Code. In connection with this acquisition, Watson expects to record a special, one-time charge during the fourth quarter of 2000, in an amount not yet determinable, for certain merger-related expenses.

1999 acquisition of TheraTech

In January 1999, Watson completed its acquisition of TheraTech. TheraTech is a drug-delivery company that develops, manufactures and markets innovative products based on its patented and proprietary technologies and systems. Under the terms of the merger agreement, each share of TheraTech common stock was converted into the right to receive 0.2663 of a share of Watson's common stock. Accordingly, Watson issued approximately 5.8 million common shares having a market value of approximately $330 million on the date of acquisition in exchange for all the outstanding common shares of TheraTech. The acquisition qualified as a tax-free merger under Section 368(a) of the Internal Revenue Code and was accounted for as a pooling of interests.

In connection with this acquisition, during the first quarter of 1999, Watson recorded a special charge of $20.5 million for certain merger and related expenses. The charge consisted of transaction fees for investment bankers, attorneys, accountants and financial printing costs ($11.1 million) and closure costs associated with the elimination of duplicate or discontinued products, operations and facilities ($9.4 million). The eliminated operations were not significant to Watson. The $9.4 million of closure costs consisted of employee termination costs ($3.9 million), non-cash facility shutdown and asset impairment costs ($4.2 million) and lease and contract termination costs ($1.3 million). As of December 31, 1999, Watson had paid all material merger-related costs and charged-off the impaired assets and shutdown facilities.

Combined and separate selected financial data of Watson, Makoff and TheraTech for the three years in the period ended December 31, 1999 are summarized as follows (in thousands):

                                                                        Adjust-
                              Watson        Makoff       TheraTech       ments         Combined
                             --------      -------       ---------      --------       --------
1999
Net revenues ..........      $689,232      $ 15,658       $     --      $     --       $704,890
                             ========      ========       ========      ========       ========
Net income ............      $178,881      $  3,780       $     --      $     --       $182,661
                             ========      ========       ========      ========       ========
1998
Net revenues ..........      $556,148      $ 10,992       $ 40,045      $     --       $607,185
                             ========      ========       ========      ========       ========
Net income (loss) .....      $120,829      $  3,092       $ (2,147)     $     --       $121,774
                             ========      ========       ========      ========       ========

1997
Net revenues ..........      $324,015      $  7,039       $ 38,206      $     --       $369,260
                             ========      ========       ========      ========       ========
Net income (loss) .....      $ 90,184      $   (995)      $  5,851      $   (385)      $ 94,655
                             ========      ========       ========      ========       ========



Prior to its merger with Watson, Makoff was taxed as an "S" Corporation. All Makoff income, losses, gains and credits were passed through to the Makoff stockholders. Accordingly, no income tax provision is included in the accompanying supplemental financial statements related to Makoff's income. The pro forma diluted earnings per share amount presented in the statement of income for 1999 reflects the company's results of operations as if Makoff's pretax earnings were taxed at Watson's historic effective tax rate. Also prior to its merger with Watson, Makoff made distributions to its stockholders totaling $2.8 million and $48,000 in 1999 and 1997, respectively. Watson has not made distributions to its stockholders since its initial public offering in 1993 and does not anticipate doing so in the foreseeable future.

The separate 1999 operating results of TheraTech, for the period prior to its acquisition in January 1999, were not material. The combined financial results of Watson, Makoff and TheraTech include certain reclassifications to conform the financial statement presentations of the companies.

1999 acquisitions of transdermal systems product rights
In May 1999, Watson reacquired the U.S. and Canadian rights to the Androderm(R) testosterone transdermal system from SmithKline Beecham for $24.5 million in cash and, in October 1999, reacquired the marketing and distribution rights for the Alora(R) estradiol transdermal system from Procter & Gamble for approximately $37.5 million in cash. In connection with the Alora(R) acquisition, Watson also reacquired rights to an estradiol and progestin combination patch product for certain contingent payments aggregating $37.5 million payable upon FDA approval of a pending new drug application.

Acquisitions of oral contraceptive products from G. D. Searle & Co.

In October 1997, Watson acquired the U.S. rights to certain existing and future Searle branded off-patent oral contraceptive products. For the existing products acquired in 1997, Watson made cash payments of $85 million and $51.5 million to Searle in 1997 and 1998, respectively. Under the terms of this agreement, Watson exercised its right to acquire two additional oral contraceptives, Ogestrel(R) and Low-Ogestrel(R), during 1999. For the 1999 product acquisitions, Watson made cash payments aggregating $33.8 million to Searle and agreed to certain contingent payments based on the technology transfer and net aggregate annual sales of certain of the acquired products. Watson entered into supply agreements with Searle whereby Watson has the right to purchase these products from Searle through October 2001 and, for some products, beyond.

Under a separate agreement with Searle, in November 1998, Watson acquired the U.S. rights to three other oral contraceptive products for $120 million in cash. Watson entered into a supply agreement allowing it to purchase these products in finished form from Searle for two years and in bulk form for an additional one-year period.

1998 acquisition of The Rugby Group, Inc.

In February 1998, Watson completed its acquisition of Rugby from Hoechst Marion Roussel, Inc. Rugby developed, manufactured and marketed a wide array of off-patent pharmaceutical products. Under the terms of the agreement, Watson acquired Rugby and its abbreviated new drug applications, which included several licensed products, plus Rugby's sales and marketing operations for U.S. off-patent and over-the-counter pharmaceutical products. The transaction also included Rugby's product development group and product development pipeline. Under the terms of the acquisition agreement, Watson paid approximately $67.5 million in cash at closing and agreed to a contingent payment, due in March 2000, based on future sales and operating results. The total contingent amount payable is estimated to be $19.8 million and has been recorded as an addition to the cost of the Rugby acquisition in the consolidated balance sheets at December 31, 1999. The excess of the aggregate purchase price over the fair value of the assets acquired was $45.6 million at December 31, 1999, and is being amortized over 20 years.

The acquisition was accounted for as a purchase and Rugby's results of operations have been recorded in Watson's consolidated financial statements since the date of acquisition. Under the purchase method of accounting, the purchase price is generally allocated to the acquired assets and liabilities based on their estimated fair values at the date of acquisition. However, the portion of the purchase price allocated to in-process research and development ("IPR&D") is not an asset, but instead, represents the valuation of acquired, to-be-completed research projects and is charged to expense. Watson charged $13 million of the Rugby purchase price to IPR&D expense in the first quarter of 1998.

1997 acquisition of product rights to Dilacor XR(R)

In June 1997, Watson acquired the exclusive U.S. and certain worldwide marketing, sales, and distribution rights to Dilacor XR(R) from Rhone-Poulenc Rorer, Inc. and its affiliates (collectively "RPR") for $190 million in cash and future royalties. Dilacor XR(R) has been available in the U.S. for the treatment of hypertension since June 1992 and for treatment of chronic stable angina since March 1995.

Watson and RPR entered into a supply agreement whereby RPR agreed to supply Watson with all of its requirements for Dilacor XR and its generic equivalent through June 2000. However, RPR's designated contract manufacturer ceased operations in August 1998 after an FDA inspection and has not manufactured any Dilacor XR or its generic equivalent since that time. During 1999, Watson obtained intermittent releases of these products from the inventories that existed at the time of the production shutdown and, in late 1999, received all remaining inventories from RPR's contract manufacturer. Watson is exploring alternate supply sources for Dilacor XR(R).

1997 acquisition of Royce Laboratories, Inc.
In April 1997, Watson acquired Royce by issuing approximately 5.2 million shares of its common stock having a market value of approximately $100 million at the date of acquisition. Royce developed and manufactured off-patent prescription drugs in solid dosage forms (tablets and capsules). The acquisition was accounted for as a pooling of interests and the transaction qualified as a tax-free merger.

1997 acquisition of Oclassen Pharmaceuticals, Inc.
In February 1997, Watson acquired Oclassen by issuing approximately 6.6 million shares of its common stock having a market value of approximately $135 million at the date of acquisition. The acquisition was accounted for as a pooling of interests for accounting purposes and qualified as a tax-free merger under
Section 368(a) of the Internal Revenue Code. Oclassen marketed dermatology products used to prevent and treat skin diseases.

NOTE 3 - BALANCE SHEET COMPONENTS

Selected balance sheet components consisted of the following:

                                                        December 31,
                                                 -------------------------
                                                   1999            1998
                                                 ---------       ---------
                                                       (in thousands)
Inventories:
   Raw materials ..........................      $  48,952       $  26,109
   Work-in-progress .......................         13,897          12,980
   Finished goods .........................         46,228          43,218
                                                 ---------       ---------
                                                 $ 109,077       $  82,307
                                                 =========       =========
Property and equipment:
   Buildings and improvements .............      $  64,114       $  58,682
   Leasehold improvements .................         14,773          14,467
   Land and land improvements .............         10,633           9,674
   Machinery and equipment ................         90,670          72,499
   Research and laboratory equipment ......         24,571          20,778
   Furniture and fixtures .................          6,895           4,753
                                                 ---------       ---------
                                                   211,656         180,853
     Less accumulated depreciation and
        amortization ......................        (83,624)        (67,153)
                                                 ---------       ---------
                                                   128,032         113,700
   Construction in progress ...............         11,571          12,640
                                                 ---------       ---------
                                                 $ 139,603       $ 126,340
                                                 =========       =========
Accounts payable and accrued expenses:
   Trade accounts payable .................      $  37,321       $  37,482
   Royalties payable ......................          8,061           8,227
   Accrued payroll and benefits ...........          6,827           8,170
   Other accrued liabilities ..............          9,103          19,699
                                                 ---------       ---------
                                                 $  61,312       $  73,578
                                                 =========       =========

NOTE 4 - INVESTMENTS AND OTHER ASSETS

Investments and other assets consisted of the following:

                                               December 31,
                                         ----------------------
                                           1999          1998
                                         --------      --------
                                             (in thousands)
Long-term investments .............      $211,895      $138,514
Investments in joint ventures .....        40,639        46,232
Long-term deferred tax assets .....        25,838         3,610
Other assets ......................        13,270        12,944
                                         --------      --------
                                         $291,642      $201,300
                                         ========      ========

Long-term investments

Long-term investments consisted primarily of Watson's investment in Andrx Corporation. Andrx is a drug-delivery company utilizing controlled-release technologies to develop oral pharmaceutical products. Andrx' common stock trades on the Nasdaq Stock Market under the symbol ADRX. At December 31, 1998, Watson owned 5.4 million Andrx common shares (adjusted for a June 1999 two-for-one stock split). In June 1999, Watson exercised a warrant to acquire an additional
0.7 million common shares for $3 million and, in November 1999, sold approximately 1.1 million Andrx shares on the open market for $54.6 million, recording a gain of $44.3 million. At December 31, 1999, Watson owned approximately 5 million of Andrx' common shares, or 15.8% of the total shares outstanding. Watson's unrealized gain on its Andrx investment was approximately $109 million and $61 million (net of income taxes of approximately $72 million and $40 million), at December 31, 1999 and 1998, respectively. The unrealized gain on Andrx is the primary component of accumulated other comprehensive income in the stockholders' equity section of Watson's consolidated balance sheets.

Investment in Somerset joint venture

Watson owns 50% of the outstanding common stock of Somerset and utilizes the equity method to account for this investment. Somerset manufactures and markets the product Eldepryl(R), which is used in the treatment of Parkinson's disease. Watson recorded a loss from Somerset's operations of $2.9 million in 1999, and recorded earnings from Somerset of $7.4 million and $12.7 million in 1998 and 1997, respectively. The Somerset joint venture results reported by Watson consist of 50% of Somerset's earnings and management fees, offset by the amortization of goodwill. The net excess of the cost of this investment over the fair value of net assets acquired was $4.5 million and $5.4 million at December 31, 1999 and 1998, respectively. Such goodwill is amortized on the straight-line basis over 15 years.

In connection with an examination of Somerset's federal income tax returns for the three years ended December 31, 1995, the Internal Revenue Service, in June 1997, issued to Somerset a report that contains proposed adjustments to Somerset's use of tax credits claimed under Internal Revenue Code Section 936. Under the proposed adjustments, Somerset could be subject to approximately $34 million of additional income taxes and interest charges that have not been accrued at December 31, 1999. This estimate reflects an approximately $20 million increase in potential income taxes over the prior year primarily due to losses incurred by Somerset in 1999 and the anticipation of losses in the near future which would not allow Somerset to utilize Puerto Rican tax credits. Of any income tax and interest expense amounts ultimately recorded by Somerset, 50% would be Watson's share.

In September 1999, Somerset's case was transferred from the appellate level back to the agent level for further development of the facts. Management of Somerset believes that it has met all of the requirements to qualify for the tax credits available under Internal Revenue Code Section 936, and intends to continue to vigorously defend its position in this matter.

NOTE 5 -- LONG-TERM DEBT

Long-term debt consisted of the following:

                                                        December 31,
                                                -------------------------
                                                  1999            1998
                                                ---------       ---------
                                                       (in thousands)
Senior unsecured notes, 7.125%, face
  amount of $150 million, due 2008
  (effective rate of 7.25%) ..............      $ 148,608       $ 148,489
Unsecured note, 8.1%, due August 2001 ....          1,383           2,174
Other notes payable ......................          2,488           2,730
                                                ---------       ---------
                                                  152,479         153,393
Less current portion .....................         (2,114)         (2,012)
                                                ---------       ---------
                                                $ 150,365       $ 151,381
                                                =========       =========


In May 1998, Watson issued $150 million of 7.125% senior unsecured notes. These notes are due in May 2008, with interest-only payments due semi-annually in November and May. Watson must maintain specified financial ratios and comply with certain restrictive covenants.

Annual maturities of notes payable, other than the senior unsecured notes, are as follows: $2.1 million in 2000, $1.2 million in 2001 and $0.6 million thereafter.

NOTE 6 - INCOME TAXES

The provision for income taxes is summarized as follows:

                                                 Years ended December 31,
                                         --------------------------------------
                                           1999           1998           1997
                                         --------       --------       --------
                                                     (in thousands)
Current provision:
   Federal ........................      $ 86,992       $ 67,352       $ 47,113
   State ..........................         9,785          9,341          9,373
                                         --------       --------       --------
                                           96,777         76,693         56,486
                                         --------       --------       --------
Deferred provision (benefit):
   Federal ........................        (2,869)           920         (1,966)
   State ..........................          (157)           635            280
                                         --------       --------       --------
                                           (3,026)         1,555         (1,686)
                                         --------       --------       --------
Provision for income taxes ........      $ 93,751       $ 78,248       $ 54,800
                                         ========       ========       ========

The exercise of certain stock options results in a tax benefit and has been reflected as a reduction of income taxes payable and an increase to additional paid-in capital. Such benefits recorded were $12.1 million, $13.6 million and $10.9 million for the years ended December 31, 1999, 1998 and 1997, respectively. Income taxes of $1.9 million have been provided for the possible distribution of approximately $26 million of undistributed earnings related to Watson's investments in joint ventures.

Reconciliations between the statutory federal income tax rate and Watson's effective income tax rate were as follows:

                                                           Years ended December 31,
                                                          -------------------------
                                                          1999       1998      1997
                                                          ----       ----      ----
Federal income tax at statutory rates ...............       35%        35%       35%
State income taxes, net of federal benefit ..........        2          3         4
Merger costs capitalized for tax purposes ...........        1         --         2
Valuation allowance reduction for tax law change ....       (4)        --        --
IPR&D costs capitalized for tax purposes ............       --          2        --
Dividends received deduction ........................       --         --        (2)
Other ...............................................       --         --        (3)
                                                           ---        ---       ---
                                                            34%        40%       36%
                                                           ===        ===       ===

Deferred tax assets and liabilities are measured based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. The significant components of Watson's net deferred tax assets and liabilities were:

                                                              December 31,
                                                         -----------------------
                                                           1999           1998
                                                         --------       --------
                                                              (in thousands)
Benefits from net operating loss carryforwards ....      $ 11,650       $ 18,574
Benefits from tax credit carryforwards ............         3,043          2,833
Differences in financial statement and
   Tax accounting for:
   Inventory and receivables ......................        15,827         21,633
   Research and development .......................           805          1,732
   Property, equipment and intangible assets ......       (11,973)       (11,487)
   Investments in joint ventures ..................        (1,948)        (2,241)
   Non-compete agreement ..........................        10,209             --
Unrealized holding gains on securities ............       (72,515)       (40,605)
Valuation allowance ...............................            --        (20,145)
Other .............................................         3,495          8,599
                                                         --------       --------
                                                         $(41,407)      $(21,107)
                                                         ========       ========

Watson had net operating loss ("NOL") carryforwards at December 31, 1999 of approximately $28 million, $25 million and $3 million for federal, Utah and Florida state income tax purposes, respectively. During 1999, Watson utilized NOL carryforwards of approximately $23 million to offset federal taxable income. Due to restrictions imposed as a result of ownership changes to acquired subsidiaries, the amount of the NOL carryforward available to offset future taxable income is subject to limitation. The annual NOL utilization may be further limited if additional changes in ownership occur. Watson's NOL carryforwards will begin to expire at various dates beginning in year 2003, if not utilized.

Watson had maintained a valuation allowance against certain deferred tax assets related to acquired NOL carryforwards because of uncertainty as to their future realization under the Separate Return Limitation Year ("SRLY") rules. As a result of changes made to the SRLY rules in June 1999, management determined that the carryforwards would be realized and that the related valuation allowance should be reversed. The reversal of the valuation allowance resulted in a reduction in Watson's 1999 income tax provision, and a corresponding increase in Watson's deferred tax assets, aggregating $9.8 million. For tax purposes, $4.1 million of that total may not be utilized until future years, and was reflected as a one-time reduction in income tax expense during the second quarter 1999. The remaining $5.7 million was utilized for tax purposes during 1999 and was recognized through a reduction in Watson's effective tax rate during the final three quarters of 1999.

Approximately $7.5 million of the valuation allowance for deferred tax assets at December 31, 1998 related to benefits of stock option deductions that were recognized and credited to additional paid-in capital in 1999. In addition, approximately $2.8 million of valuation allowance was released during 1999, when Watson determined that the deferred tax assets to which it had related would be realized.

NOTE 7 - STOCKHOLDERS' EQUITY

Preferred stock

In 1992, Watson authorized 2.5 million shares of no par preferred stock. The Board of Directors has the authority to fix the rights, preferences, privileges and restrictions, including dividend rates, conversion and voting rights, terms and prices of redemptions and liquidation preferences without vote or action by the stockholders. At December 31, 1999, no preferred stock had been issued.

Stock option plans

Watson has adopted several stock option plans that authorize the granting of options to purchase Watson's common stock subject to certain conditions. At December 31, 1999, Watson had reserved 9.8 million shares of its common stock for issuance upon exercise of options granted or to be granted under these plans. The options are granted at the fair market value of the shares underlying the options at the date of the grant, generally become exercisable over a five-year period and expire in ten years. In conjunction with certain of Watson's acquisitions, Watson assumed stock option and warrant plans from the acquired companies. The options and warrants in these plans were adjusted by the individual exchange ratios specified in each transaction. No additional options or warrants will be granted under any of the assumed plans.

Watson has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, which require compensation expense for options to be recognized when the market price of the underlying stock exceeds the exercise price on the date of the grant. Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), permits companies to apply existing accounting rules under APB 25 and provide pro forma disclosures of net income and earnings per share as if the fair value method (as defined in FAS 123) had been applied. Had compensation cost been determined using the fair value method prescribed by FAS 123, Watson's net income and earnings per share would have been as follows:

                                                          Years ended December 31,
                                                   ------------------------------------------
                                                     1999            1998            1997
                                                   ----------      ----------      ----------
                                                     (in thousands, except per share amounts)
Pro forma net income ........................      $  165,250      $  108,525      $   85,775
                                                   ==========      ==========      ==========
Pro forma basic EPS .........................      $     1.68      $     1.11      $     0.90
                                                   ==========      ==========      ==========
Pro forma diluted EPS .......................      $     1.64      $     1.08      $     0.88
                                                   ==========      ==========      ==========

The weighted average fair value of the options has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively: no dividend yield; expected volatility of 49%, 41% and 49%, risk-free interest rate of 5.59%, 5.14% and 6.15% per annum; and expected terms ranging from approximately seven to eight years. Weighted averages are used because of varying assumed exercise dates.

A summary of Watson's stock option plans as of December 31, 1999, 1998 and 1997, and for the years then ended is presented below (shares in thousands):

                                                                   Years ended December 31,
                                          ---------------------------------------------------------------------------
                                                   1999                       1998                       1997
                                          ---------------------      ---------------------      ---------------------
                                                       Weighted                   Weighted                   Weighted
                                                       Average                    Average                    Average
                                                       Exercise                   Exercise                   Exercise
                                           Shares        Price       Shares         Price       Shares         Price
                                          -------      --------      -------      --------      -------      --------
Outstanding-beginning of year ......        6,784       $ 24.26        7,580       $ 19.09        8,138       $ 13.62
   Granted .........................        1,720         38.30        1,272         42.26        2,520         23.88
   Exercised .......................         (642)        15.99       (1,643)        14.49       (2,500)         6.14
   Cancelled .......................         (668)        31.58         (425)        20.63         (578)        19.00
                                          -------                    -------                    -------
Outstanding-end of year ............        7,194       $ 27.11        6,784       $ 24.26        7,580       $ 19.09
                                          =======                    =======                    =======
Weighted average fair value
of options granted .................      $ 23.46                    $ 20.42                    $ 12.31
                                          =======                    =======                    =======


The following table summarizes information about stock options outstanding at December 31, 1999 (shares in thousands):

                                             Options Outstanding                            Options Exercisable
                              ----------------------------------------------            -------------------------
                                                 Weighted           Weighted                             Weighted
                                                  Average           Average                              Average
          Range of                               Remaining          Exercise                             Exercise
      Exercise Prices         Shares           Life in Years         Price              Shares             Price
      ---------------         ------           -------------        --------            ------           --------
$  3.13   to  $ 15.00 .....     1,068                4.1             $ 8.92              1,018             $ 8.72
$ 15.01   to  $ 20.00 .....     1,954                6.2              17.86              1,243              18.00
$ 20.01   to  $ 30.00 .....       864                7.1              23.99                403              23.24
$ 30.01   to  $ 40.00 .....     1,940                8.5              34.64                428              34.36
$ 40.01   to  $ 50.00 .....     1,081                8.3              43.45                276              42.70
$ 50.01   to  $ 58.21 .....       287                8.9              54.75                 26              53.10
                               ------                                                    -----
                                7,194                7.1             $27.11              3,394             $20.18
                               ======                                                    =====

NOTE 8 - RELATED PARTIES

Watson leases a portion of its facilities from a trust in which Watson's Chairman and Senior Vice President, Scientific Affairs, have beneficial interests. The aggregate rent expense paid to related parties in 1999, 1998 and 1997 was $360,000, $345,000 and $330,000, respectively, and was allocated to cost of sales, research and development and selling, general and administrative expenses.

One of TheraTech's former directors is also a director of Palatin Technologies, Inc. During 1998, Watson made a $2 million equity investment in Palatin, a publicly traded company. Also, in 1998, Watson entered into a licensing and development agreement with Palatin to develop oral transmucosal delivery systems for peptide products. Under this agreement, in 1999 and 1998, Watson earned research and development revenues of $250,000 and $860,000, respectively.

Watson had notes receivable due from executive officers aggregating $920,000 at December 31, 1998. The notes were repaid to Watson in 1999.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Facility and equipment leases

Watson has entered into operating leases for certain facilities and equipment. The terms of the operating leases for Watson's facilities require Watson to pay property taxes, normal maintenance expenses and maintain minimum insurance coverage. Total rental expense for operating leases in 1999, 1998 and 1997, including rent paid to related parties, was $7.2 million, $6.8 million and $3.9 million, respectively.

At December 31, 1999, future minimum lease payments under all non-cancelable operating leases consisted of $6.7 million in 2000, $5.7 million in 2001, $4.9 million in 2002, $1.3 million in 2003, $0.6 million in 2004, and $3.3 million thereafter.

Employee retirement plans

Watson maintains 401(k) retirement plans covering substantially all employees. Watson contributes to the plans based upon the employee contributions. Watson contributed $1.8 million, $1.4 million and $1.0 million to these retirement plans for the years ended December 31, 1999, 1998, and 1997, respectively.

Legal matters

Watson is involved in various disputes and litigation matters that arise in the ordinary course of business. The litigation process is inherently uncertain and it is possible that the resolution of these disputes and lawsuits may adversely affect Watson. Management believes, however, that the ultimate resolution of such matters will not have a material adverse impact on Watson's consolidated financial position or results of operations.

NOTE 10 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited quarterly financial and market price information follows (in thousands, except per share data):

                                               Fourth           Third          Second          First
1999                                           Quarter         Quarter         Quarter         Quarter
----                                          ---------       ---------       ---------       ---------
Net revenues ...........................      $ 193,161       $ 173,025       $ 172,819       $ 165,885
Cost of sales ..........................         65,855          61,837          56,219          50,429
                                              ---------       ---------       ---------       ---------
   Gross profit ........................        127,306         111,188         116,600         115,456
                                              ---------       ---------       ---------       ---------
Operating expenses .....................         57,602          53,998          51,212          66,663
Gain on sales of Andrx securities ......         44,275              --              --              --
Other expense, net .....................          2,870           2,815           1,428           1,825
Provision for income taxes .............         37,600          18,760          17,693          19,698
                                              ---------       ---------       ---------       ---------
   Net income ..........................      $  73,509       $  35,615       $  46,267       $  27,270
                                              =========       =========       =========       =========
   Basic earnings per share ............      $    0.75       $    0.36       $    0.47       $    0.28
                                              =========       =========       =========       =========
   Diluted earnings per share ..........      $    0.73       $    0.35       $    0.46       $    0.27
                                              =========       =========       =========       =========

   Market price per share  High ........      $   43.31       $   40.31       $   47.50       $   62.94
                           Low .........      $   26.50       $   28.00       $   30.50       $   37.06

                                               Fourth           Third         Second         First
1998                                           Quarter         Quarter        Quarter        Quarter
----                                          ---------       ---------      ---------      ---------
Net revenues ...........................      $ 154,174       $ 160,372      $ 153,983      $ 138,656
Cost of sales ..........................         53,951          57,600         54,478         46,012
                                              ---------       ---------      ---------      ---------
   Gross profit ........................        100,223         102,772         99,505         92,644
                                              ---------       ---------      ---------      ---------
Operating expenses .....................         49,701          48,645         48,989         54,555
Other income (expense), net ............           (575)          1,923          2,605          2,815
Provision for income taxes .............         21,053          20,037         19,407         17,751
                                              ---------       ---------      ---------      ---------
   Net income ..........................      $  28,894       $  36,013      $  33,714      $  23,153
                                              =========       =========      =========      =========
   Basic earnings per share ............      $    0.30       $    0.37      $    0.35      $    0.24
                                              =========       =========      =========      =========
   Diluted earnings per share ..........      $    0.29       $    0.36      $    0.34      $    0.23
                                              =========       =========      =========      =========

   Market price per share   High .......      $   63.00       $   52.88      $   49.50      $   42.94
                            Low ........      $   42.00       $   40.25      $   36.25      $   30.50



The quarterly data above were restated, as applicable, for the acquisitions of TheraTech in January 1999 and Makoff in November 2000. Both acquisitions were accounted for under the pooling of interests method as further discussed in Note 2.

                          WATSON PHARMACEUTICALS, INC.
                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                 (Unaudited; in thousands, except share amounts)

                                                                    September 30,   December 31,
                                                                        2000            1999
                                                                    ------------    ------------
                                       ASSETS

Current assets:
   Cash and cash equivalents .....................................   $  108,962      $  108,172
   Marketable securities .........................................       23,504          13,865
   Accounts receivable, net ......................................       87,598         182,616
   Inventories ...................................................      258,821         109,077
   Assets held for disposition ...................................      129,877              --
   Prepaid expenses and other current assets .....................       31,005          10,026
   Deferred tax assets ...........................................       81,920          19,815
                                                                     ----------      ----------

     Total current assets ........................................      721,687         443,571

Property and equipment, net ......................................      184,945         139,603
Investments and other assets .....................................      356,470         291,642
Product rights and other intangibles, net ........................    1,439,936         574,418
                                                                     ----------      ----------

                                                                     $2,703,038      $1,449,234
                                                                     ==========      ==========
                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued expenses .........................   $  154,300      $   61,312
   Income taxes payable ..........................................       23,593          33,550
   Current portion of long-term debt .............................       38,157           2,114
   Current liability from acquisitions of products and
    businesses ...................................................        7,658          37,458
                                                                     ----------      ----------
     Total current liabilities ...................................      223,708         134,434

Long-term debt ...................................................      500,776         150,365
Other long-term liabilities ......................................       17,088          18,067
Deferred income taxes ............................................      339,519          87,060
                                                                     ----------      ----------
     Total liabilities ...........................................    1,081,091         389,926
                                                                     ----------      ----------
Commitments and contingencies ....................................
Minority interest ................................................           --             400
                                                                     ----------      ----------
Stockholders' equity:
Preferred stock; no par value per share;
  2,500,000 shares authorized; none outstanding ..................           --              --
Common stock; $0.0033 par value per share; 500,000,000
 shares authorized; 105,479,500,and 98,853,000 shares ............          348             326
outstanding
Additional paid-in capital .......................................      726,261         399,424
Retained earnings ................................................      735,266         551,628
Accumulated other comprehensive income ...........................      160,072         107,530
                                                                     ----------      ----------

     Total stockholders' equity ..................................    1,621,947       1,058,908
                                                                     ----------      ----------

                                                                     $2,703,038      $1,449,234
                                                                     ==========      ==========

    See accompanying Notes to Supplemental Consolidated Financial Statements.

                          WATSON PHARMACEUTICALS, INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
               (Unaudited, in thousands, except per share amounts)

                                                       Three Months Ended               Nine Months Ended
                                                           September 30,                  September 30,
                                                    -------------------------       -------------------------
                                                      2000            1999            2000            1999
                                                    ---------       ---------       ---------       ---------
Net revenues .................................      $ 187,854       $ 173,025       $ 565,750       $ 511,729
Cost of sales ................................         99,631          61,837         232,524         168,485
                                                    ---------       ---------       ---------       ---------
     Gross profit ............................         88,223         111,188         333,226         343,244
                                                    ---------       ---------       ---------       ---------
Operating expenses:
   Research and development ..................         12,927          12,578          38,330          36,665
   Selling, general and administrative .......         49,107          33,719         116,012          93,000
   Amortization ..............................         18,210           7,701          35,646          21,741
   Charge for acquired in-process
     research and development (Note B) .......        115,000              --         115,000              --
   Merger and related expenses (Note C) ......             --              --              --          20,467
                                                    ---------       ---------       ---------       ---------
     Total operating expenses ................        195,244          53,998         304,988         171,873
                                                    ---------       ---------       ---------       ---------
Operating income (loss) ......................       (107,021)         57,190          28,238         171,371
                                                    ---------       ---------       ---------       ---------
Other income (expense):
   Equity in earnings (losses)
     of joint ventures .......................              2          (1,317)         (3,709)           (932)
   Gains on sales of securities ..............         93,766              --         342,161              --
   Interest and other income .................          5,249           1,251          13,601           3,228
   Interest expense ..........................        (10,589)         (2,749)        (15,898)         (8,364)
                                                    ---------       ---------       ---------       ---------
     Total other income (expense), net .......         88,428          (2,815)        336,155          (6,068)
                                                    ---------       ---------       ---------       ---------
Income (loss) before income taxes and
   extraordinary item ........................        (18,593)         54,375         364,393         165,303

Provision for income taxes ...................         34,099          18,760         177,109          56,151
                                                    ---------       ---------       ---------       ---------
Income (loss) before extraordinary item ......        (52,692)         35,615         187,284         109,152

Extraordinary loss on early retirement of
   debt, net of tax of $730 ..................         (1,216)             --          (1,216)             --
                                                    ---------       ---------       ---------       ---------
Net income (loss) ............................      $ (53,908)      $  35,615       $ 186,068       $ 109,152
                                                    =========       =========       =========       =========
Earnings (loss) per share:
   Basic .....................................      $   (0.53)      $    0.36       $    1.86       $    1.11
                                                    =========       =========       =========       =========
   Diluted ...................................      $   (0.53)      $    0.36       $    1.82       $    1.09
                                                    =========       =========       =========       =========
Weighted average shares outstanding:
   Basic .....................................        101,735          98,583         100,075          98,413
                                                    =========       =========       =========       =========
   Diluted ...................................        101,735         100,243         102,100         100,598
                                                    =========       =========       =========       =========

    See accompanying Notes to Supplemental Consolidated Financial Statements.

                          WATSON PHARMACEUTICALS, INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Unaudited, in thousands)


                                                                                      Nine Months Ended
                                                                                        September 30,
                                                                                  -------------------------
                                                                                    2000            1999
                                                                                  ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .................................................................      $ 186,068       $ 109,152
                                                                                  ---------       ---------
Reconciliation to net cash provided (used) by operating activities:
  Depreciation .............................................................         13,242          10,050
  Amortization .............................................................         35,646          21,807
  Charge for acquired in-process research and development ..................        115,000              --
  Extraordinary loss on early retirement of debt ...........................          1,216              --
  Deferred income tax provision ............................................            409          20,686
  Equity in losses of joint ventures .......................................          3,998           1,260
  Gain on sale of Andrx securities .........................................       (342,161)             --
  Tax benefits related to exercise of stock options ........................         28,840          10,587
  Other ....................................................................         10,652           2,309
  Cash provided (used) by changes in
     assets and liabilities (net of acquisitions):
     Accounts receivable ...................................................         94,136         (35,600)
     Inventories ...........................................................        (91,585)        (24,293)
     Prepaid expenses and other current assets .............................        (11,660)         10,707
     Accounts payable and accrued expenses .................................        (32,238)         (7,477)
     Income taxes payable ..................................................        (17,241)         11,501
                                                                                  ---------       ---------
        Total adjustments ..................................................       (191,746)         21,537
                                                                                  ---------       ---------
        Net cash provided (used) by operating activities ...................         (5,678)        130,689
                                                                                  ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment ........................................        (21,835)        (19,733)
Purchases of marketable securities .........................................        (45,240)        (57,806)
Proceeds from maturities of marketable securities ..........................         34,531          59,874
Proceeds from sales of Andrx and other securities ..........................        366,576              --
Acquisition of Schein Pharmaceutical .......................................       (518,183)             --
Contingent payment related to acquisition of The Rugby Group ...............        (23,407)             --
Issuance of note receivable ................................................        (12,400)             --
Acquisitions of product rights .............................................         (6,553)        (64,318)
Additions to investments in joint ventures and other .......................           (437)         (5,593)
                                                                                  ---------       ---------

        Net cash used by investing activities ..............................       (226,948)        (87,576)
                                                                                  ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt ...................................        501,000              --
Retirement of Schein Pharmaceutical debt ...................................       (239,651)             --
Principal payments on long-term debt .......................................       (118,681)         (1,455)
Payments on liability for acquisition of product rights ....................        (15,000)        (30,380)
Distributions to stockholders ..............................................         (2,430)         (2,821)
Proceeds from exercise of stock options and warrants .......................        108,178          14,558
                                                                                  ---------       ---------

        Net cash provided (used) by financing activities ...................        233,416         (20,098)
                                                                                  ---------       ---------

        Increase in cash and cash equivalents ..............................            790          23,015

Cash and cash equivalents at beginning of period ...........................        108,172          63,576
                                                                                  ---------       ---------

Cash and cash equivalents at end of period .................................      $ 108,962       $  86,591
                                                                                  =========       =========


    See accompanying Notes to Supplemental Consolidated Financial Statements.

                          WATSON PHARMACEUTICALS, INC.
             NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- GENERAL

The accompanying unaudited consolidated financial statements of Watson Pharmaceuticals, Inc. and its subsidiaries ("Watson" or the "company") should be read in conjunction with Watson's Annual Report on Form 10-K for the year ended December 31, 1999. In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly Watson's consolidated financial position and results of operations for the periods presented. Unless otherwise noted, all such adjustments are of a normal, recurring nature. In addition, we have reclassified certain prior year amounts in the consolidated financial statements to conform to the current year presentation. The results of operations for any interim period are not necessarily indicative of the results of operations that Watson may achieve for the entire year.

The supplemental consolidated financial statements of Watson have been prepared to give retroactive effect to the merger with Makoff R&D Laboratories, Inc. on November 15, 2000, as further discussed in Note C. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of the consummation; however, they will become the historical consolidated financial statements of Watson after financial statements covering the date of consummation of the business combination are issued.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB
101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Watson will adopt SAB 101 as required in fourth quarter 2000. The adoption of SAB 101 is not expected to have a material impact on the financial position or results of operations of Watson.

NOTE B -- ACQUISITION OF SCHEIN PHARMACEUTICAL, INC.

On August 28, 2000, Watson completed its acquisition of Schein Pharmaceutical, Inc. ("Schein"). Schein develops, manufactures and markets a broad line of generic products and has a branded business focused in the area of nephrology for the management of iron deficiency and anemia. The aggregate purchase price of $825 million to acquire all of the outstanding Schein shares consisted of (1) approximately $510 million in cash, (2) the issuance of approximately 5.4 million Watson common shares with a market value of $300 million, and (3) estimated direct transaction costs of $15 million. In addition, short term liabilities with a fair value of approximately $375 million (principally long-term debt that was subsequently retired) and long-term liabilities with a fair value of approximately $5 million were assumed by Watson. Watson accounted for this acquisition under the purchase method of accounting. Accordingly, Schein's results of operations and the estimated fair value of the assets acquired and liabilities assumed are included in Watson's financial statements from the date of acquisition.

Watson completed the acquisition in two steps. In the first step, on July 6, 2000, following a cash tender offer, a Watson subsidiary purchased approximately 26,068,500 shares of Schein common stock, constituting 77.8% of Schein's outstanding shares as of that date. Following the purchase of these shares, Watson repaid approximately $190 million of Schein indebtedness. The share purchase and debt retirement were financed utilizing $500 million borrowed under a new term loan facility and cash on hand. During August 2000, Watson retired the remaining $50 million of previous Schein indebtedness, utilizing cash on hand.

In the second step of the acquisition, on August 28, 2000, following Schein's stockholders' approval and adoption of the merger agreement, Watson converted each remaining outstanding share of Schein not purchased by Watson in the cash tender, into the right to receive 0.42187 of a share of Watson common stock. Accordingly, Watson issued approximately 5.4 million of its common shares, with a market value of approximately $300 million, in exchange for all of the remaining outstanding common shares of Schein.

Under the purchase method of accounting, the purchase price is generally allocated to the acquired assets and liabilities based on their estimated fair values at acquisition. Accordingly, these financial statements reflect a preliminary allocation of the purchase price to the acquired assets and liabilities based on Watson's estimates of fair values. Based on discounted cash flow models, approximately $600 million of the purchase price has been allocated to Schein's existing product rights. These product rights will be amortized on a straight-line basis over periods of two to 20 years, with the weighted average life approximating 17.5 years. The remaining excess of the purchase consideration over the fair value of the tangible net assets acquired of approximately $300 million has been recorded as goodwill, which is being amortized on a straight-line basis over 25 years.

Watson allocated a portion of the purchase price to in-process research and development (IPR&D). IPR&D represents ongoing research and development projects acquired by Watson for products that have not been approved by the Food and Drug Administration and would have no alternative future use. Under the purchase method of accounting, IPR&D is not an asset and, accordingly, the $115 million of the total purchase price of Schein that was determined to be IPR&D was charged to expense at the date of acquisition. The IPR&D charge relates to 30 generic product development projects, the three most significant of which were valued at$28.5 million, $16.8 million and $11.6 million. The value of each project was determined using discounted cash flow models, with the forecasted net cash flows for each product discounted back to its present value using discount factors (ranging from 30% to 65%) that take into account the stage of completion and the risks surrounding the successful commercial development of each purchased in-process development project. At the date of acquisition, Watson believes that the assumptions used in the valuation process were reasonable. No assurance can be given, however, that the underlying assumptions utilized in the valuation of these projects will be realized.

The following selected unaudited pro forma condensed combined financial information for the nine months ended September 30, 2000 and 1999 has been derived from the unaudited financial statements of Watson, included herein, and of Schein. It has been prepared to give effect to the merger using the purchase method of accounting for business combinations and assumes the merger had been effective as of the beginning of each period presented. This pro forma information has also been restated to include the operations of Makoff.

                                                 Nine Months Ended
                                                    September 30,
                                               ----------------------
                                                 2000          1999
                                               --------      --------
                                               (in thousands, except
                                                   per share data)
       Net revenues .....................      $758,825      $872,450

       Net income .......................       138,950        77,875

       Diluted earnings per share .......      $   1.30      $   0.73

In connection with Watson's acquisition of Schein, Watson acquired two injectable pharmaceutical manufacturing facilities, Steris Laboratories, Inc., located in Phoenix, Arizona, and Marsam Pharmaceuticals, Inc., located in Cherry Hill, New Jersey. Watson has decided that these two facilities do not contribute to its strategic long--term goals and is currently exploring strategic alternatives and expects to dispose of these facilities by third quarter 2001. Accordingly, these facilities were recorded at their estimated fair market values at the time of the Schein acquisition, based on the reports of an independent appraiser, and the net assets of the two facilities have been classified as a current asset on Watson's consolidated balance sheet. An accrual for estimated future losses at these facilities through their disposition is included in this balance. During the quarter ended September 30, 2000, these facilities operated at losses totaling $6.1 million, net of tax, that were applied against the accrual for estimated future losses. In addition, interest capitalized on these facilities aggregated $1.6 million, net of tax, during the quarter ended September 30, 2000 and was added to the carrying amount of these facilities.

A severance accrual of $33.5 million was established for termination costs associated with approximately 80 duplicative Schein employees. As of September 30, 2000, this balance was reduced by payments to $28.6 million.

NOTE C -- ACQUISITIONS OF OTHER BUSINESSES

Subsequent event -- 2000 acquisition of Makoff

On November 15, 2000, Watson completed its acquisition of Makoff, the sponsor of the New Drug Application for Ferrlecit(R) (sodium ferric gluconate in sucrose injection). Schein markets Ferrlecit(R) under exclusive marketing and distribution rights through a sublicense from Makoff. Aventis is the manufacturer of Ferrlecit(R) and licenses the marketing and distribution rights to Makoff. Under the terms of the agreement, Watson acquired all of Makoff's outstanding stock in a transaction that qualified as a pooling of interests for accounting purposes and a tax-free reorganization under Section 368(a) of the Internal Revenue Code. Watson issued 1.9555 shares of its common stock for each share of Makoff stock, which resulted in the issuance of approximately 2.8 million Watson common shares. In connection with this acquisition, during the fourth quarter of 2000, Watson expects to record a special, one-time charge, in an amount not yet determinable, for certain merger-related costs.

TheraTech, Inc.

In January 1999, Watson completed its acquisition of TheraTech, a developer, manufacturer and marketer of branded pharmaceutical products. This acquisition was accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements include the results of TheraTech for all periods presented. During the first quarter of 1999, Watson recorded a special charge of $20.5 million for certain TheraTech merger and related expenses.

NOTE D -- EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average common shares actually outstanding during a period. Diluted earnings per share is computed by dividing net income by the weighted average common shares that would have been outstanding during the period, assuming, among other things, that all vested in-the-money stock options had been exercised at the beginning of the period. The effect of such dilutive stock options was to increase weighted average common shares outstanding, for diluted earnings per share purposes, by 1,660,000 shares for the three months ended September 30, 1999, and by 2,025,000 and 2,185,000 shares for the nine months ended September 30, 2000 and 1999, respectively. Because inclusion of the effect of these stock options would have been antidilutive, their effect (which would have been to increase diluted weighted average shares outstanding by 2,615,000 shares) has been excluded from earnings per share computations for the three months ended September 30, 2000.

Basic and diluted earnings per share, giving effect to the extraordinary loss on early retirement of debt recorded during the quarter ended September 30, 2000, may be summarized as follows:

                                                           Three Months Ended           Nine Months Ended
                                                              September 30,                September 30,
                                                         -----------------------      -----------------------
                                                           2000           1999          2000           1999
                                                         --------       --------      --------       --------
BASIC EARNINGS PER SHARE:
Income (loss) before extraordinary item ...........      $  (0.52)      $   0.36      $   1.87       $   1.11
Extraordinary loss on early retirement of debt ....         (0.01)            --         (0.01)            --
                                                         --------       --------      --------       --------

Net income (loss) .................................      $  (0.53)      $   0.36      $   1.86       $   1.11
                                                         ========       ========      ========       ========

DILUTED EARNINGS PER SHARE:
Income (loss) before extraordinary item ...........      $  (0.52)      $   0.36      $   1.83       $   1.09
Extraordinary loss on early retirement of debt ....         (0.01)            --         (0.01)            --
                                                         --------       --------      --------       --------

Net income (loss) .................................      $  (0.53)      $   0.36      $   1.82       $   1.09
                                                         ========       ========      ========       ========

Prior to its merger with Watson, Makoff was taxed as an "S" Corporation. All Makoff income, losses, gains and credits were passed through to the Makoff stockholders. Accordingly, no income tax provision is included in the accompanying supplemental financial statements related to Makoff's income. The company's results of operations would not have differed materially had Makoff been taxed as a "C" Corporation. Also, prior to its merger with Watson, Makoff made distributions to its stockholders. Watson has not made distributions to its stockholders since its initial public offering in 1993 and does not anticipate doing so in the foreseeable future.

NOTE E -- INVENTORIES

Inventories consisted of the following (in thousands):

                               September 30,  December 31,
                                   2000          1999
                               ------------   -----------
Raw materials ..............     $ 80,404      $ 48,952
Work-in-progress ...........       37,795        13,897
Finished goods .............      140,622        46,228
                                 --------      --------
                                 $258,821      $109,077
                                 ========      ========

NOTE F -- INVESTMENTS AND OTHER ASSETS

Long-term investments consist primarily of Watson's investment in Andrx Corporation, a drug-delivery company utilizing controlled-release technologies to develop oral pharmaceutical products. Andrx' common stock trades on the NASDAQ National Market System under the symbol ADRX. During the three months ended September 30, 2000, and as adjusted to reflect Andrx' April 2000 two-for-one stock split, Watson sold 1.2 million shares of Andrx' stock for $97 million and recorded a pretax gain of $94 million. During the nine months ended September 30, 2000,Watson sold 7.1 million shares of Andrx stock, as adjusted for Andrx' April 2000 stock split, for $365 million and recorded a pretax gain of $342 million.

As of September 30, 2000, Watson owned 2.9 million common shares of Andrx, or approximately 4% of the total Andrx common shares outstanding. Watson accounts for this investment at fair value as an available-for-sale security. The unrealized gain on Watson's investment in Andrx was approximately $155 million and $110 million (net of income taxes of $105 million and $72 million), at September 30, 2000 and December 31, 1999, respectively. This unrealized gain was the primary component of accumulated other comprehensive income in the stockholders' equity section of Watson's consolidated balance sheets.

NOTE G -- LONG-TERM DEBT

Long-term debt consisted of the following:

                                                    September 30,  December 31,
                                                        2000          1999
                                                    ------------   ------------
                                                          (in thousands)
    Senior unsecured notes, 7.125%,
       face amount of $150 million, due 2008
       (effective rate of 7.25%) ..................   $148,704      $148,608
    Term loan facility, due 2005 ..................    385,000            --
    Unsecured note, 8.1% due August 2001 ..........         --         1,383
    Other .........................................      5,229         2,488
                                                      --------      --------
                                                       538,933       152,479
    Less current portion ..........................     38,157         2,114
                                                      --------      --------
                                                      $500,776      $150,365
                                                      ========      ========

On July 5, 2000, Watson entered into a credit agreement with a bank that includes a $500 million term loan facility and a $200 million revolving credit facility that is available for working capital and other needs. The $500 million term loan was drawn upon in its entirety and, along with approximately $250 million in cash on hand, used to pay off certain existing Schein indebtedness and to purchase approximately 26 million shares of Schein common stock through the tender offer. The interest rate under this facility is fixed at the London Interbank Offered Rate ("LIBOR") plus 1.375% (approximately 8.0% at September 30, 2000) for the first six months; thereafter, the margin over LIBOR will be determined based on a leverage test.

In September 2000, Watson prepaid $100 million of borrowings under the facility in addition to a required payment of $15 million that was due October 1, 2000. In connection with the $100 million prepayment, Watson incurred an extraordinary loss of $1.2 million, net of tax, representing the write-off of deferred financing costs. As a result of the $100 million prepayment, required quarterly payments under the term loan were reduced to $12 million for the next three quarters. The required quarterly payments will increase by $4 million annually thereafter, with any outstanding borrowings under the facility maturing in July 2005.

Under the terms of the facility, Watson is subject to customary financial and other operational covenants. Watson canceled its previous $30 million credit facility with another bank, which had never been utilized, before entering into the current term loan agreement. As of October 31, 2000, Watson has not drawn any funds from the $200 million revolving credit facility.

NOTE H -- COMPREHENSIVE INCOME

Comprehensive income (loss) includes all changes in equity during a period except those resulting from investments by and distributions to our stockholders. Watson's comprehensive income (loss) consisted of the following:

                                                        Three Months Ended             Nine Months Ended
                                                            September 30,                September 30,
                                                    -------------------------       -------------------------
                                                      2000            1999            2000            1999
                                                    ---------       ---------       ---------       ---------
(in thousands)
 Net income (loss) ...........................      $ (53,908)      $  35,615       $ 186,068       $ 109,152
                                                    ---------       ---------       ---------       ---------

 Other comprehensive income, net of tax:
    Unrealized holding gains (losses)
      on securities ..........................         68,354         (68,159)        266,894         127,171
    Reclassification for gains included
       in net income .........................        (58,605)             --        (214,352)             --
                                                    ---------       ---------       ---------       ---------

 Other comprehensive income (loss) ...........          9,749         (68,159)         52,542         127,171
                                                    ---------       ---------       ---------       ---------


 Comprehensive income (loss) .................      $ (44,159)      $ (32,544)      $ 238,610       $ 236,323
                                                    =========       =========       =========       =========

NOTE I -- SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                          Nine Months Ended
                                                             September 30,
                                                   -----------------------------
                                                      2000              1999
                                                   -----------       -----------
(in thousands)
 Cash paid during the periods for:
    Income taxes ............................      $   155,500       $    22,500
    Interest ................................           15,602             5,653



 Acquisition of business:
      Fair value of assets acquired .........      $ 1,200,612       $        --
      Less liabilities assumed ..............         (375,666)               --
      Less common stock issued ..............         (300,300)               --
      Less cash acquired ....................           (6,463)               --
                                                   -----------       -----------
         Net cash paid for acquisition ......      $   518,183       $        --
                                                   ===========       ===========

                          WATSON PHARMACEUTICALS, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

On November 15, 2000, Watson merged with Makoff R&D Laboratories, Inc. (Makoff) in a transaction accounted for as a pooling of interests. As discussed below, in July 2000, Watson acquired 77.8% of Schein following the completion of a cash tender offer and, in August 2000, Watson completed its acquisition of Schein in a transaction accounted for as a purchase. The following unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2000 has been derived from the unaudited supplemental financial statements of Watson and the unaudited historical financial statements of Schein. In the unaudited pro forma condensed combined statement of operations, the "Historical Watson" amounts include the results of operations of Watson and Makoff for the entire period and the results of Schein from the acquisition date.

Schein develops, manufactures and markets a broad line of generic products and has a branded business focused in the area of nephrology for the management of iron deficiency and anemia. The aggregate purchase price of $825 million to acquire all of the outstanding Schein shares consisted of (1) approximately $510 million in cash, (2) the issuance of approximately 5.4 million Watson common shares with a market value of $300 million, and (3) estimated direct transaction costs of $15 million. In addition, short term liabilities with a fair value of approximately $375 million (principally long-term debt that was subsequently retired) and long-term liabilities with a fair value of approximately $5 million were assumed by the company. Watson accounted for this acquisition under the purchase method of accounting.

Watson completed the acquisition in two steps. In the first step, on July 6, 2000, following a cash tender offer, a Watson subsidiary purchased approximately 26,068,500 shares of Schein common stock, constituting 77.8% of Schein's outstanding shares as of that date. Following the purchase of these shares, Watson repaid approximately $190 million of Schein indebtedness. The share purchase and debt retirement were financed utilizing $500 million borrowed under a new term loan facility and cash on hand. During August 2000, Watson retired the remaining $50 million of previous Schein indebtedness, utilizing cash on hand.

In the second step of the acquisition, on August 28, 2000, following Schein's stockholders' approval and adoption of the merger agreement, Watson converted each remaining outstanding share of Schein not purchased by the company in the cash tender, into the right to receive 0.42187 of a share of Watson common stock. Accordingly, Watson issued approximately 5.4 million of its common shares, with a market value of approximately $300 million, in exchange for all of the remaining outstanding common shares of Schein.

Under the purchase method of accounting, Watson allocated the Schein purchase price to the acquired assets and liabilities based on the company's estimates of their fair values at the acquisition date. Based primarily on discounted cash flow models, approximately $600 million of the purchase price was allocated to Schein's existing product rights. These product rights will be amortized on a straight-line basis over periods of two to 20 years, with the weighted average life approximating 17.5 years. The remaining excess of the purchase consideration over the fair value of the tangible net assets acquired of approximately $300 million has been recorded as goodwill, which is being amortized on a straight-line basis over 25 years.

The company allocated a portion of the purchase price to in-process research and development (IPR&D). IPR&D represents ongoing research and development projects acquired by the company for products that have not been approved by the Food and Drug Administration and would have no alternative future use. Under the purchase method of accounting, IPR&D is not an asset and, accordingly, the $115 million of the total purchase price of Schein that was determined to be IPR&D was charged to expense at the date of acquisition. The IPR&D charge relates to 30 generic product development projects, the three most significant of which were valued at $28.5 million, $16.8 million and $11.6 million. The value of each project was determined using discounted cash flow models, with the forecasted net cash flows for each product discounted back to its present value using discount factors (ranging from 30% to 65%) that take into account the stage of completion and the risks surrounding the successful commercial development of each purchased in-process development project. At the date of acquisition, the company believes that the assumptions used in the valuation process were reasonable. No assurance can be given that the underlying assumptions utilized in the valuation of these projects will be realized.

This unaudited pro forma condensed combined statement of operations should be read in conjunction with the supplemental financial statements of Watson, included in this prospectus, and with Watson and Schein audited consolidated financial statements and unaudited interim consolidated financial statements, including the notes thereto, which are included in Watson's Annual Report on Form 10-K for the year ended December 31, 1999, Watson's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2000, Schein's Annual Report on Form 10-K for the year ended December 25, 1999 and Schein's Quarterly Reports on Form 10-Q for the quarters ended March 25 and June 24, 2000, which are incorporated by reference in this registration statement.

The unaudited pro forma adjustments are based upon certain assumptions as described in the notes to the unaudited pro forma condensed combined statement of income. Watson's management believes that the pro forma assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined statement of operations does not reflect any incremental direct costs, including a significant restructuring charge management expects to record in connection with the acquisition, or potential cost savings which are expected to result from the consolidation of certain operations of Watson and Schein. Accordingly, the unaudited pro forma condensed combined statement of income is not necessarily indicative of the results of operations of the combined company that would have occurred had the acquisition occurred at the beginning of 2000, nor are they necessarily indicative of future operating results.

                          WATSON PHARMACEUTICALS, INC.

       UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS(e)

                      NINE MONTHS ENDED SEPTEMBER 30, 2000
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        HISTORICAL      HISTORICAL                         PRO FORMA
                                                          WATSON          SCHEIN         ADJUSTMENTS       COMBINED
                                                        ----------      ----------       -----------       ---------
Net revenues.........................................    $565,750        $193,075         $                $758,825
Cost of sales........................................     232,524         152,702                           385,226
                                                         --------        --------         --------         --------
     Gross profit....................................     333,226          40,373                           373,599
                                                         --------        --------         --------         --------
Operating expenses:
     Research and development........................      38,330          15,436                            53,766
     Selling, general and administrative.............     116,012          33,724                           149,736
     Amortization....................................      35,646             663           25,095 (a)       61,404
     Charge for acquired in-process
         research and development....................     115,000                                           115,000
     Severance charge................................                       3,500                             3,500
                                                         --------        --------         --------         --------
         Total operating expenses....................     304,988          53,323           25,095          383,406
                                                         --------        --------         --------         --------
         Operating income (loss).....................      28,238         (12,950)         (25,095)          (9,807)
                                                         --------        --------         --------         --------
Other income (expense):
     Equity in loss of  joint ventures...............      (3,709)           (603)                           (4,312)
     Gain on sales of Andrx securities...............     342,161                                           342,161
     Interest income and other income................      13,601           1,164                            14,765
     Interest expense................................     (15,898)        (10,170)         (23,684)(b)      (49,752)
                                                         --------        --------         --------         --------
         Total other income (expense), net...........     336,155          (9,609)         (23,684)         302,862
                                                         --------        --------         --------         --------
Income (loss) before income taxes and
    extraordinary item...............................     364,393         (22,559)         (48,779)         293,055
Income tax provision (benefit).......................     177,109          (9,024)         (15,200)(c)      152,885
                                                         --------        --------         --------         --------
Income (loss) before extraordinary item..............     187,284         (13,535)         (33,579)         140,170
Extraordinary loss on early retirement of
    debt, net of taxes of $730.......................      (1,216)                                           (1,216)
                                                         --------        --------         --------         --------
    Net income (loss)................................    $186,068        $(13,535)        $(33,579)        $138,954
                                                         ========        ========         ========         ========

Per share data(d):
Basic earnings per share.............................    $   1.86                                          $   1.32
                                                         ========                                          ========
Diluted earnings per share...........................    $   1.82                                          $   1.30
                                                         ========                                          ========

Weighted average shares outstanding, basic...........     100,075                                           105,220
Common stock equivalents.............................       2,025                                             2,025
                                                         --------                                          --------
Weighted average shares outstanding, diluted.........     102,100                                           107,245
                                                         ========                                          ========

           See accompanying notes to the unaudited pro forma condensed combined statement of operations.

                          WATSON PHARMACEUTICALS, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        COMBINED STATEMENT OF OPERATIONS

         As further described in the supplemental financial statements of Watson included in this Prospectus, Watson acquired Makoff R&D Laboratories, Inc. (Makoff), in a transaction accounted for as a pooling of interests, on November 15, 2000. The accompanying pro forma financial statements have been prepared to give retroactive effect to that acquisition, as if it had occurred on January 1, 2000.

         Certain amounts in the historical and supplemental consolidated financial statements of Watson and Schein have been reclassified to conform to the presentation in the unaudited pro forma condensed combined statement of operations. Intercompany transactions and balances, which were not material, have been eliminated.

         Pro forma adjustments giving effect to the acquisition in the unaudited pro forma condensed combined statement of operations include the following:

(a) This pro forma statement of operations reflects amortization expense for the nine months ended September 30, 2000 and was derived from an allocation of the purchase price to the acquired assets and liabilities of Schein based on Watson's estimates of fair values. Based primarily on discounted cash flow models, approximately $600 million of the purchase price was allocated to Schein's existing product rights. These product rights are being amortized on a straight-line basis over periods of two to 20 years, with the weighted average life approximating 17.5 years. The remaining excess of the purchase consideration over the fair value of the tangible net assets acquired of approximately $300 million has been recorded as goodwill, and is being amortized on a straight-line basis over 25 years.


(b) This pro forma statement of operations reflects interest expense for the nine months ended September 30, 2000 based on Watson's credit agreement with a bank that includes a $500 million term loan facility. The term loan was drawn upon in its entirety and, along with approximately $250 million in cash on hand, used to pay off certain existing Schein indebtedness and to purchase approximately 26 million shares of Schein common stock through the tender offer. The interest rate under this facility is fixed at the London Interbank Offered Rate ("LIBOR") plus 1.375% for the first six months; thereafter, the margin over LIBOR will be determined based on a leverage test. The incremental interest expense that resulted from the new borrowings, in excess of that reflected in Watson's historical balances from the date of Schein's acquisition forward, is as follows (in thousands):

     Incremental interest on acquisition-related borrowings.....  $ 22,328
     Less: Schein historical interest expense...................   (10,170)
     Amortization of deferred financing costs...................     1,575
     Reduction in interest income from use of cash on hand
         to fund portion of purchase consideration..............     9,387
     Commitment fee on unused bank facility.....................       564
                                                                  --------
     Incremental net interest expense...........................  $ 23,684
                                                                  ========

         For purposes of preparing the unaudited pro forma condensed combined statement of operations, deferred financing costs of $10.5 million are being amortized using a method which approximates the effective interest method over the expected average term of the associated financing agreements or five years. The incremental interest expense has been calculated based on an assumed interest rate of 8.0%, which approximates the actual borrowing rate as of September 30, 2000. The annual impact on the company's results of operations of a 100 basis point interest rate change, on the assumed outstanding balance of $500 million, would be approximately $2.5 million after tax.

(c) Income tax effect of the pro forma adjustments.

(d) Earnings per share calculations are based on the weighted average number of shares of Watson common stock and common equivalent shares outstanding for each period presented, including approximately 5.4 million Watson common shares issued in connection with the acquisition as if they had been issued at the beginning of 2000. In addition, options to purchase approximately 0.7 million Watson common shares were converted from Schein options and have been included in the calculation of the diluted weighted average number of shares as if they had been outstanding at the beginning of 2000 for purposes of calculating the pro forma earnings per share.

(e) The historical financial statements of Watson include the following significant non-recurring items:

    o During the nine months ended September 30, 2000, Watson sold approximately 7.1 million shares of Andrx Corporation common stock (adjusted to reflect Andrx' April 2000 two-for-one stock split). Proceeds from these sales amounted to $365 million and the company recorded pre-tax gains of $342 million.

    o The company allocated a portion of the Schein purchase price to in-process research and development (IPR&D). IPR&D represents ongoing research and development projects acquired by the company for products that have not been approved by the Food and Drug Administration and would have no alternative future use. Under the purchase method of accounting, IPR&D is not an asset and, accordingly, the $115 million of the total purchase price of Schein that was determined to be IPR&D was charged to expense at the date of acquisition.

                                2,839,306 SHARES

                          WATSON PHARMACEUTICALS, INC.

                                  COMMON STOCK



                                   PROSPECTUS






YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        Watson will pay all expenses incident to the offer and sale to the public of the common stock being registered, other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

                                              AMOUNT
                                            ----------
Commission Registration Fee                 $ 33,227.00
*Legal Fees and Expenses                    $ 15,000.00
*Accounting Fees and Expenses               $100,000.00
*Miscellaneous Expenses                     $  5,500.00
                                            -----------
   *Total                                   $153,727.00
                                            ===========

-------------
*  Estimated

ITEM 15. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Sections 78.7502 and 78.751 of the Nevada Revised Statutes authorizes a corporation, under certain circumstances, to indemnify its directors and officers (including reimbursement for expenses incurred). Watson has provided for indemnification to the fullest extent permitted by the provisions of the Nevada statute in its Articles of Incorporation and Bylaws.

        Watson maintains a directors' and officers' liability insurance policy that, subject to the terms and conditions of the policy, provides coverage up to $50,000,000 in the aggregate (subject to a $250,000 retention per loss) arising from any wrongful act (as defined by the policy) committed by a director or officer in his or her capacity as a director or officer. The policy reimburses Watson for amounts spent in lawful indemnification of a director or officer or amounts provided by Watson to indemnify its directors and officers as required or permitted by law.

ITEM 16. INDEX TO EXHIBITS.

        See Exhibit Index.

ITEM 17. UNDERTAKINGS

        A.     Watson hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total increase or decrease in volume of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by Watson pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (4) That, for purposes of determining any liability under the Securities Act, each filing of Watson's annual report pursuant to
        Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Watson pursuant to the provisions described above, or otherwise, Watson has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by Watson of expenses incurred or paid by a director, officer or controlling person of Watson in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Watson will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Corona, State of California, on the 5th day of January, 2001.

                                          WATSON PHARMACEUTICALS, INC.


                                          By /s/ ALLEN Y. CHAO
                                             ---------------------------------
                                             Allen Y. Chao, Ph.D.,
                                             Chairman, Chief Executive Officer
                                             and President

                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below on this Registration Statement hereby constitutes and appoints Allen Y. Chao, Ph.D. and Robert C. Funsten, their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities (unless revoked in writing) to sign any and all amendments to this Registration Statement to which this power of attorney is attached, including any post-effective amendments as well as any related registration statement (or amendment thereto) filed in reliance upon Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as they might and could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on January 5, 2001.

             Signature                                   Title
             ---------                                   -----

     /s/ Allen Y. Chao                        Chairman, Chief Executive Officer,
----------------------------------            President and Director
         Allen Y. Chao, Ph.D.                 (Principal Executive Officer)


     /s/ Michael E. Boxer                     Senior Vice President and Chief
----------------------------------            Financial Officer
         Michael E. Boxer                     (Principal Financial Officer)


     /s/ R. Chato Abad                        Vice President-Finance
----------------------------------            (Principal Accounting Officer)
         R. Chato Abad


     /s/ Michael J. Fedida                    Director
----------------------------------
         Michael J. Fedida


     /s/ Michel J. Feldman                    Director
----------------------------------
         Michel J. Feldman


     /s/ Albert F. Hummel                     Director
----------------------------------
         Albert F. Hummel


                                              Director
----------------------------------
         Ronald R. Taylor


     /s/ Andrew L. Turner                     Director
----------------------------------
         Andrew L. Turner


     /s/ Fred G. Weiss                        Director
----------------------------------
         Fred G. Weiss

                                  EXHIBIT INDEX


      EXHIBIT
      NUMBER
      -------
        4.3       Articles of Incorporation of Watson Pharmaceuticals, Inc., and
                  all amendments thereto, filed as Exhibit 3.1 to Watson's
                  Quarterly Report on Form 10-Q for the quarter ended June 30,
                  1995 and Exhibit 3.1(A) to Watson's Quarterly Report on Form
                  10-Q for the quarter ended June 30, 1996 (Registration No.
                  000-20045), is incorporated herein by reference.

        4.4 Amended and Restated By-Laws of Watson, filed as Exhibit 3.2 to Watson's Registration Statement on Form S-8 (Registration
                  No. 333-70933), is incorporated herein by reference.

        5.1       Opinion of Kummer, Kaempfer, Bonner and Renshaw, Watson's
                  Nevada counsel.

        23.1 Consent of Kummer, Kaempfer, Bonner and Renshaw (included in exhibit 5.1).

        23.2      Consent of PricewaterhouseCoopers LLP.

        23.3      Consent of Deloitte & Touche LLP.

        23.4      Consent of Ernst & Young LLP.

        23.5      Consent of BDO Seidman, LLP.

        23.6      Consent of Singer Lewak Greenbaum and Goldstein LLP.

        24 Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of certain directors and officers of Watson (included on signature page).